    As Filed with the Securities and Exchange Commission on March 23, 2000.
                                                Registration No. 333-_____
-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549
                                ---------------
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                ---------------
                               BURST! MEDIA, LLC
            (Exact name of Registrant as specified in its charter)

         New York                    7319                     13-3900240
      (State or Other    (Primary Standard Industrial      (I.R.S. Employer
      Jurisdiction of     Classification Code Number)    Identification No.)
     Incorporation or
       Organization)            ---------------
                         8 New England Executive Park
                             Burlington, MA 01803
                                (781) 272-5544
  (Address, Including Zip Code, and Telephone Number, Including Area Code of
                   Registrant's Principal Executive Offices)
                                ---------------
                             G. Jarvis Coffin III
                            Chief Executive Officer
                               BURST! Media, LLC
                         8 New England Executive Park
                             Burlington, MA 01803
                                (781) 272-5544
(Name, address, including zip code, and telephone number, including area code, agent for service)
                                ---------------
                                With Copies to:
      Jeffrey E. Jordan, Esq.                Rohan Weerasinghe, Esq.
       John E. Thomas, Esq.                    Shearman & Sterling
 Arent Fox Kintner Plotkin & Kahn,             599 Lexington Avenue
               PLLC                             New York, NY 10022
       1050 Connecticut, NW                       (212) 848-4000
      Washington, D.C. 20036
          (202) 857-6000
                                ---------------
   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 426(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                                ---------------
                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

        Title of Each Class of              Proposed Maximum          Amount of
     Securities to be Registered       Aggregate Offering Price(1) Registration Fee
-----------------------------------------------------------------------------------
Common Stock, par value $.01 per
 share...............................          $50,000,000             $13,200

-------------------------------------------------------------------------------
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(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).
                                ---------------
   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until this Registration
Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed without + +notice. We may not sell these securities until the registration statement +
+filed with the Securities and Exchange Commission is effective. This          +
+prospectus is not an offer to sell these securities, and we are not           +
+soliciting offers to buy these securities, in any state where the offer or    +
+sale of these securities is not permitted.                                    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

Prospectus (Not Complete)
Issued March 23, 2000

                                         Shares

                           [BURST! Media, Inc. Logo]

                               BURST! Media, Inc.

                                  Common Stock

                                  -----------

   BURST! Media, Inc. is offering shares of stock in a firmly underwritten offering. This is our initial public offering, and no public market currently exists for our shares. We anticipate that the initial public offering price for
our shares will be between $    and $    per share. After the offering, the
market price for our shares may be outside of this range.

                                  -----------

   We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol "BRSM."

                                  -----------

   Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 5.

                                  -----------

                                           Per Share   Total
                                           --------- ----------
Offering Price                              $        $
Discounts and Commissions to Underwriters   $        $
Offering Proceeds to BURST!                 $        $

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

   We have granted the underwriters the right to purchase up to an additional shares of common stock to cover any over-allotments. The underwriters can exercise this right at any time within thirty days after the offering. Banc of America Securities LLC expects to deliver the shares of common stock to
investors on     , 2000.

Banc of America Securities LLC

                First Union Securities, Inc.

                                                Raymond James & Associates, Inc.

                                  -----------

                                   _______, 2000

   You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   1
Risk Factors.............................................................   5
Special Note Regarding Forward-Looking Statements........................  13
Use of Proceeds..........................................................  14
Dividend Policy..........................................................  14
Capitalization...........................................................  15
Dilution.................................................................  16
Selected Financial Data..................................................  17
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  18
Business.................................................................  24
Management...............................................................  36
Certain Transactions.....................................................  40
Principal Stockholders...................................................  41
Description of Capital Stock.............................................  42
Shares Eligible for Future Sale..........................................  45
Underwriting.............................................................  47
Legal Matters............................................................  49
Experts..................................................................  49
Where You Can Find More Information......................................  49
Index to Financial Statements............................................ F-1

                               ----------------

   BURST! is a registered trademark and AdExec, B!Zine, BURST!Mail, MailDesktop, MediaDesktop, MemberDesktop, ResourceDesktop, SalesDesktop, and SiteDesktop are trademarks of BURST! Media, LLC. All other brand names or trademarks appearing in this prospectus are the property of their respective holders.

                               PROSPECTUS SUMMARY

   Because this is only a summary, it does not contain all of the information that may be important to you. You should carefully read the more detailed information contained in this prospectus, including our financial statements and related notes. Our business involves significant risks. You should carefully consider the information under the heading "Risk Factors."

                                  BURST! Media

   We are a leading provider of comprehensive Internet advertising solutions focused on supporting the interests of specialty content web publishers. Specialty content web publishers develop and maintain web sites dedicated principally to specific topics of interest. Our integrated sales and marketing tools are designed to generate advertising revenue for our web publishers, allowing them to develop their content and grow their web sites. We provide our web publishers with outsourced ad sales representation and the technology necessary to deliver and manage advertisements. We also work closely with advertisers to capitalize on the unique advertising opportunities presented by our specialty content web sites.

   We operate the BURST! network, a collection of over 2,900 specialty content web sites, including 865 international web sites. Our network offers advertisers access to a broad audience across a wide range of content. By organizing the web sites that make up our network into 475 content categories, we are able to offer advertisers targeted ad campaigns designed to reach consumers with specific interests in a contextually relevant environment. We believe that when advertising is delivered in an environment relevant to the advertised product or service, audiences are more receptive to the message. By placing advertisements on a selected group of specialty content web sites, advertisers are able to target specific demographic audiences without the use of controversial or intrusive monitoring techniques such as user profiling.

   We have developed MediaDesktop, a proprietary suite of technology products that supports the advertising sales and marketing interests of our web publishers. We provide web publishers with the technology necessary to help manage and control their ad space inventory, track ad revenue and measure campaign results. In addition, MediaDesktop provides us the ability to manage all aspects of Internet ad campaigns including, ad delivery and tracking, measurement and reporting, as well as campaign optimization. MediaDesktop enables us to rapidly deploy advertising campaigns across our entire network or to a targeted selection of web sites. In addition, MediaDesktop allows us to manage opt-in email programs for our web publishers and provide other services to help web publishers actively engage their viewing audience.

   In December 1999, our network delivered an aggregate of approximately 555 million impressions, and according to the Media Metrix December 1999 Ad Sales Network Report, reached approximately 24% of all U.S. Internet users at home and at work.

Our Opportunity

   The Internet is becoming an increasingly important tool for advertisers due to its rapidly growing audience, its interactive nature and global reach, and the increasing volume of online commerce. Forrester Research estimates that in 1999, approximately $3.3 billion was spent on Internet advertising worldwide and projects that this amount will grow to approximately $33.1 billion by 2004. Historically, advertisers have placed the majority of their Internet advertising on highly trafficked, brand name, general content portals with the intent of maximizing the number of users reached. We believe advertisers are beginning to increase their advertising spending on specialty content web sites in order to reach consumers with specific interests in a relevant environment. Forrester estimates that in 2000, 61% of Internet advertising dollars were directed to large, general content portals and 39% to highly focused vertical portals and niche sites that make up the rest of web. Forrester predicts that by 2004, these allocations will shift, with 57% of Internet advertising being directed to highly focused vertical portals and niche sites and 43% to the large, general interest portals.

Our Strategy

   Our goal is to be the leading provider of comprehensive Internet advertising solutions for specialty content web publishers. Key components of our strategy to achieve our goal are to:

  . Expand our sales and marketing organization;

  . Selectively expand our network of web publishers;

  . Provide superior customer service;

  . Enhance our MediaDesktop technology platform;

  . Develop additional relationship products and services to support web publishers; and

  . Pursue selective strategic acquisitions and joint ventures.

Other Information

   Our business began in the fall of 1995 as a proprietorship of two of our founders, G. Jarvis Coffin III and Robert C. Hanna. In January 1996, we organized the business as a New York limited liability company, and in connection with the closing of this offering will reorganize as a Delaware corporation. Our principal executive offices are located at 8 New England Executive Park, Burlington, Massachusetts 01803. Our telephone number at that location is (781) 272-5544. Our web address is www.burstmedia.com. Information contained on our web site does not constitute part of this prospectus. References in this prospectus to "BURST!," "we," "our" and "us" refer to BURST! Media, Inc. and its predecessors.

                                ----------------

   Unless otherwise indicated, all information in this prospectus:

  . reflects our reorganization from a limited liability company into a corporation upon completion of this offering, including the conversion of all 8,600,000 Series A limited liability company interests, 1,400,000 Series B limited liability company interest and 2,519,560 Series C
    limited liability company interests into     shares of common stock upon
    completion of this offering;

  . excludes options to purchase     shares of common stock with a weighted
    average exercise price of $ per share outstanding or expected to be granted in connection with the closing of this offering; and

  . assumes no exercise of the underwriters' over-allotment option.

                                  The Offering

 Common stock offered by BURST!......................     shares

 Common stock to be outstanding after this offering..     shares

 Use of proceeds..................................... We intend to use the net proceeds of this offering
                                                      for general corporate
                                                      purposes. We may be
                                                      required to use a portion
                                                      of the net proceeds to
                                                      make a special
                                                      distribution to one of
                                                      our existing stockholders
                                                      and its affiliates in
                                                      connection with the
                                                      closing of this offering.
                                                      Please see "Use of
                                                      Proceeds" for more
                                                      information on the use of
                                                      proceeds.

 Proposed Nasdaq National Market symbol.............. "BRSM"

                             Summary Financial Data

   The following summary financial data is derived from and qualified in its entirety by our financial statements. You should read this summary financial data together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes appearing elsewhere in this prospectus.

   The balance sheet data, on a pro forma as adjusted basis, reflects the conversion upon the completion of this offering of all outstanding limited liability company interests into 10,000,000 shares on a one-for-one basis, of
common stock and the sale in this offering of     shares of our common stock at
an assumed initial public offering price of $ per share, less the underwriting discounts and commissions and estimated offering expenses.

                                  Period From
                                   Inception
                                  (January 8,
                                     1996)      For the Year Ended December
                                    Through                 31,
                                  December 31, -------------------------------
                                      1996       1997       1998       1999
                                  ------------ ---------  ---------  ---------
                                     (in thousands except per unit data)
Statement of Operations Data:
Revenue..........................  $     224   $     687  $   2,405  $   8,743
Gross profit.....................         77         230        844      3,266
Loss from operations.............         (5)       (228)       (84)      (353)
Net loss.........................  $      (5)  $    (195) $     (49) $    (232)
                                   =========   =========  =========  =========
Net loss per unit --
 Basic and diluted...............  $   (0.01)  $   (0.02) $   (0.01) $  ( 0.02)
                                   =========   =========  =========  =========
Weighted average units
 outstanding --
 Basic and diluted...............  7,153,422   8,057,899  8,600,000  9,846,575
                                   =========   =========  =========  =========

                                                    As of December 31, 1999
                                                    ----------------------------
                                                                    Pro Forma
                                                     Actual        As Adjusted
                                                    ------------- --------------
                                                         (in thousands)
Balance Sheet Data:
Cash and cash equivalents..........................        $2,366
Working capital....................................         3,149
Total assets.......................................         6,085
Long-term debt.....................................           --
Total members'/stockholders' equity................         3,485

                                  RISK FACTORS

   You should consider carefully the following risks before you decide to buy our common stock. The risks and uncertainties described below are not the only ones we may face. Additional risks and uncertainties may also impair our business operations. If any of the following risks actually occurs, our business, results of operations and financial condition would likely suffer. In such case, the trading price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock.

RISKS RELATED TO OUR BUSINESS

We have a limited operating history, making it difficult for you to evaluate our business.

   We began operations in the fall of 1995 and did not generate revenue until June 1996. Thus, we have only a limited operating history upon which you can evaluate our current business and prospects. You should consider our prospects in light of the risks, expenses and difficulties frequently encountered by developing companies, including companies in the Internet advertising market. These risks include our ability to continue to:

  . maintain and increase the number of web publishers and advertisers that use our products and services;

  . expand the number of products and services that we offer to web publishers and advertisers;

  . sell additional products and services to our existing web publishers and advertisers;

  . increase the acceptance of contextually relevant advertising; and

  . attract, retain and motivate qualified personnel.

   If we are unable to address these risks, our revenues may not increase, we may not become profitable and we may be unable to compete effectively.

We have a history of losses and expect to incur substantial losses in the future, and we may need additional financing.

   We incurred net losses of approximately $195,000 for the year ended December 31, 1997, $49,000 for the year ended December 31, 1998 and $232,000 for the year ended December 31, 1999. As of December 31, 1999, our accumulated deficit was $480,000. We expect to continue to incur substantial net losses for the foreseeable future due to a high level of planned operating expenditures as we:

  .increase our sales and marketing operations;

  .open new offices and enter new markets;

  .increase advertising to establish our brand;

  .expand our product and service offerings;

  .fund technology and product development; and

  .improve operational, financial and information systems.

We are making these expenditures in anticipation of higher revenue, but we cannot assure you that we will realize higher revenue. If we do not succeed in substantially increasing our revenue, our losses may continue indefinitely and would likely increase. Even if we ultimately do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

   If we continue to incur losses for a sustained period, we may need to raise additional funds. We cannot assure you that we will be able to obtain additional financing from our stockholders or any other persons on favorable terms, if at all. If we fail to obtain additional financing in a timely manner or on acceptable terms, our ability to operate our business could suffer.

Our business model is unproven and may not succeed.

   Our business model is to generate revenue primarily by providing Internet advertising solutions to specialty content web publishers. The profit potential of our business model is unproven. We cannot assure you that Internet advertising in general, or our solutions addressed to specialty content web publishers in particular, will achieve sufficient market acceptance. Our business model relies on the following factors for its success:

  . web publishers must continue to publish specialty content;

  . advertisers must continue to accept Internet-based advertising;

  . web publishers and advertisers must continue to accept our technology;

  . advertisers must continue to increase advertising on specialty content web sites which by their nature are generally small and unbranded; and

  . advertisers must continue to use ad representative firms rather than seek to place advertising directly with specialty content web sites.

   Our ad sales representation pricing model is currently based primarily on the number of users to whom advertising is delivered. We also use, to a lesser extent, pricing models that depend on the number of users who respond to an advertisement for more information, or who elect to register personal information after viewing the advertisement. If response-based pricing models become the market standard, or if our primary pricing model ceases to be the market standard, and we fail to adopt the new market standard, we may have difficulty sustaining revenue growth and achieving acceptable profit margins. Because of these uncertainties, we cannot assure you that our business model will succeed in sustaining revenue growth and achieving profitability.

We may be unable to manage our growth effectively.

   Our success depends in part on our ability to successfully manage our growth and expansion. We have grown from 36 employees as of June 30, 1999 to 65 employees as of March 15, 2000. We plan to continue to expand our sales, marketing, technology and administrative departments. Our rapid growth and anticipated future expansion is expected to place a significant strain on our managerial, operational and financial resources, and as a result we may be unable to offer competitive services and our businesses may suffer. We will need to continue to improve our financial and managerial systems and controls, enhance our reporting systems and procedures and expand, train and manage our work force. We cannot assure you that our controls, systems and procedures will be adequate to support our expanding operations or that our management will be able to respond effectively to our growth.

We depend on limited number of advertisers for a significant percentage of our revenue, and a loss of one or more of these advertisers could cause our revenues to decline.

   We generate revenue from a limited number of advertisers that purchase ad space inventory on the web sites in our network. For the year ended December 31, 1999, revenue from our ten largest advertisers accounted for approximately 33.2% of our revenue, with the largest advertiser accounting for approximately 7.6% of our revenue. Advertisers typically purchase advertising under short-term purchase orders. We cannot assure you that our top advertisers or our other advertisers will continue their relationships with us. Further, many of our advertisers are Internet-based companies with short operating histories and limited financial resources. We cannot assure you that these advertisers will be able to continue to purchase advertising or to pay for the advertising that they order. The loss of one or more of our top advertisers could cause our revenues to decline.

We bear the risk of loss if an advertiser does not pay its fees.

   Our contracts with web publishers provide that we bear the risk of non-payment of advertising fees from advertisers. Advertisers may delay or withhold payments for various reasons, including dissatisfaction with our products or services. If any of our advertisers fail to pay their advertising fees, or fail to pay on a timely basis, we are obligated to make payments to the web publishers whose web sites carried the advertising. Our payment of these expenses without the receipt of the related fees could cause our results of operations to suffer.

Our failure to develop and sustain long-term relationships with web publishers could limit our ability to generate revenue.

   Our business model depends in part on developing and sustaining long-term relationships with specialty content web publishers. However, a majority of our contracts with web publishers have month-to-month, non-exclusive terms. We experience significant turnover in our web publishers, due both to web publishers' decisions to leave our network and our enforcement of our network membership standards. Accordingly, we must continuously work to retain and replace web publishers. We cannot assure you that the web publishers in our network will continue their relationships with us or that we will be able to replace web publishers that end their relationships with us. If we lose a significant number of web publishers and fail to replace them, this could limit our ability to generate revenue.

We are dependent on key personnel, employee retention and recruiting for our future success.

   Our future success is substantially dependent on the continued service of our key senior management, technical and sales personnel and, in particular, our President and Chief Executive Officer, G. Jarvis Coffin III, and our Senior Vice President of Technology, David E. Stein. We do not have employment agreements with our key personnel. The loss of the services of any member of our management team, or of any other key employee, could divert management's time and attention and adversely affect our ability to conduct our business efficiently.

   Our future success also depends on our ability to continue to attract, retain and motivate highly skilled employees. Competition for employees in our industry is intense. We may be unable to retain our key employees or attract, assimilate and retain other highly qualified employees in the future. We have experienced difficulty from time to time in attracting the personnel necessary to support the growth of our business, and we may experience similar difficulties in the future.

Our quarterly operating results may fluctuate and are subject to seasonality, making it difficult to predict our financial results.

   Our operating results are likely to vary significantly from quarter to quarter due to a variety of factors, many of which are outside our control. Factors which may affect our operating results include the following:

  . the ability of web publishers in our network to maintain or increase traffic on their web sites;

  . the addition or loss of advertisers;

  . the mix of advertising that we sell to advertisers;

  . the introduction of new products or services by us or by our competitors;

  . changes in our pricing made in response to competition;

  . the amount and timing of operating costs and capital expenditures relating to expansion and further development of our business and infrastructure;

  . the demand for Internet advertising;

  . technical difficulties affecting the Internet generally, or the operation of our network specifically; and

  . general economic conditions, as well as economic conditions specific to the Internet advertising industry.

   We believe that our revenues will be subject to seasonal fluctuations because advertisers generally place fewer advertisements during the first and third calendar quarters of each year. Additional seasonal patterns in Internet advertisers' spending may emerge as the industry matures. Given our limited operating history, we cannot be certain how pronounced these seasonal trends may be or what, if any, other trends may emerge that would affect our business.

   Because of these factors, you should not rely on quarter-to-quarter comparisons of our operating results as an indication of our future performance. It is possible that, in future periods, our operating results may be below the expectations of securities analysts and investors, which could cause the trading price of our common stock to decline.

Any failure by us to protect our intellectual property could harm our business and competitive position.

   We currently rely on a combination of copyright and trademark laws, trade secret protection and confidentiality or license agreements with our employees and consultants. To date, we have not sought patent protection or copyright registration for our proprietary software and other technologies. As a result, we may not be able to prevent others from using any inventions in our software and other technologies, and we may not have adequate remedies to compensate us fully for any infringement of our copyrights by others. Any failure by us to protect our intellectual property could harm our competitive position and cause our results of operations to suffer.

   We have obtained several trademarks, and we also have several pending applications to register key trademarks in the United States. We cannot assure you that any of our applications will be approved. Moreover, even if the applications are approved, third parties may seek to oppose or otherwise challenge such registrations. A failure to obtain trademark registrations in jurisdictions outside the United States could limit our ability to use the mark and impede our marketing efforts in those jurisdictions. Further, we cannot assure you that in the future another entity will not assert the right to use or register marks that are the same as or confusingly similar to our marks in a damaging manner.

   We take reasonable measures to preserve the secrecy of our valuable trade secrets and confidential information and require our employees to sign confidentiality agreements prohibiting them from disclosing any of our trade secrets, which we believe are enforceable. However, we cannot assure you that these measures are sufficient to prevent others from obtaining our valuable trade secrets, and we may not have adequate remedies to preserve our trade secrets or to compensate us fully for their loss if our employees breach their confidentiality agreements with us. In addition, we cannot assure you that our trade secrets will provide us with any proprietary or competitive advantage, as they may otherwise become known to or be independently developed by our competitors, regardless of the success of any measures we may take to try to preserve their confidentiality.

Enforcement of third-party intellectual property rights could harm our business and competitive position.

   Several of our competitors have sought patent protection for technology or methods of doing business in the field of Internet advertising. For example, DoubleClick, Inc. has obtained a patent on some aspects of ad delivery. Another competitor, 24/7 Media, Inc., has announced that it has received a notice of allowance in connection with its application for a patent, which purportedly relates to an ad delivery and management system. It is possible that any one of our competitors may file a suit against us, alleging that we are infringing on their patent rights. We are aware that DoubleClick has filed patent infringement actions against two other companies that provide Internet advertising solutions, at least one of which has filed a countersuit against DoubleClick. In addition, our competitors or any other persons may have already obtained or may in the future obtain patents relating to one or more aspects of our technology or methods of doing business. If we are sued for patent infringement, we may be subject to:

  . an injunction requiring us to cease infringing against the patent owner's patent rights;

  . significant monetary damages for any past infringement, which could be tripled if a court determines the infringement was willful;

  . substantial costs to develop alternative, non-infringing technology or methods of doing business; and

  . substantial costs to obtain a license in order to use technology belonging to the patent owner.

   If our technology or products were found to infringe on intellectual property rights of others, we cannot assure you that we would be able to develop an acceptable alternative method of conducting our business at a reasonable cost. We also cannot assure you that we would be able to obtain a license from any patent owner on commercially reasonable terms, if at all. If we are not able to develop acceptable alternatives or obtain a license, we may not be able to continue our business.

In the future we expect to pursue acquisitions, which may require significant resources and may be unsuccessful.

   As part of our growth strategy, we expect to pursue domestic and international acquisitions, investments and other relationships involving products, technologies or businesses. These acquisitions may involve significant cash expenditures, debt incurrence, additional operating losses, dilutive issuance of equity securities and expenses that could adversely affect our financial condition and results of operations. Acquisitions involve numerous risks, including:

  . difficulties integrating acquired technologies and personnel into our business;

  . diversion of management from daily operations;

  . inability to obtain required financing on favorable terms;

  . potential loss of key employees or customers of acquired companies;

  . potential loss of web publishers or advertisers;

  . assumption of the liabilities and exposure to unforeseen liabilities of acquired companies; and

  . entrance into new markets in which we have little previous experience.

   We have no history of acquiring businesses. This lack of experience may affect our ability to complete transactions quickly and to integrate them efficiently into our business. We cannot assure you that any acquisition will accomplish our goal, or that any acquisition will not ultimately have an adverse impact on our business, results of operations and financial condition.

System failures could significantly disrupt our operations, which could cause us to lose web publishers or advertisers.

   Our success depends on the continuing and uninterrupted performance of our systems. Sustained or repeated system failures that interrupt our ability to provide our services to web publishers and advertisers, including failures affecting our ability to deliver advertisements and measure traffic quickly and accurately, would reduce significantly the attractiveness of our solutions to web publishers and advertisers. Any damage or failure that interrupts or delays our operations could cause our results of operations to suffer.

   Our computer systems are vulnerable to damage from a variety of sources, including telecommunications failures, malicious human acts and natural disasters. All of our servers are located in a single facility. Therefore, any of these sources affecting this facility or its surrounding area would substantially harm our business. Moreover, despite network security measures, our servers are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptive problems. Despite the precautions we have taken, unanticipated problems affecting our systems could cause interruptions in the delivery of our solutions in the future. Our insurance policies may not adequately compensate us for any losses that may occur due to any failures in our systems.

One of our principal stockholders, Interep National Radio Sales, Inc., may compete with us.

   Interep, one of our principal shareholders, is a leading seller of radio advertising throughout the world. Interep has entered the Internet advertising market and may compete with us, directly or indirectly. If Interep were to compete with us, Interep would likely continue to have access to our business plan and other confidential information through its representation on our board of directors, potentially giving it a competitive advantage over us.

We may be liable for content available or posted on a web site.

   We may be held liable to third parties for content provided by a web publisher or in the advertising we serve if the music, artwork, text or other content involved is found to be defamatory, to invade the privacy or publicity rights of those third parties, to violate the copyright, trademark, or other intellectual property rights of those third parties or to violate any applicable laws or regulations. Defending any claims regarding these types of liabilities could be time-consuming, result in costly litigation, damage our reputation or divert management's attention from daily operations.

RISKS RELATED TO OUR INDUSTRY

If we fail to compete effectively against other Internet advertising companies, we could lose web publishers or advertisers and our results of operations could suffer.

   The market for Internet advertising and related services is intensely competitive. We expect this competition to continue to increase because there are no significant barriers to entry. Increased competition may result in price reductions for advertising space, reduced margins and loss of our market share. We currently compete with the following types of companies:

  . Internet advertising networks offered by several companies, such as Real
    Media, Inc., DoubleClick Inc., 24/7 Media, Inc., ValueClick, Inc., L90, Inc. and Engage Technologies, Inc.;

  . providers of ad space inventory management products and related services, such as AdForce, Excite@Home, DoubleClick Inc., and Engage Technologies, Inc.;

  . portals and search engines, such as Yahoo! Inc., America Online, Inc. and Lycos, Inc.; and

  . traditional advertising and direct marketing media, such as radio, cable, television, print and direct marketing.

   Many of our current and potential competitors enjoy competitive advantages over us, such as longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources. Further, our industry is consolidating rapidly, and a number of acquisitions have been announced or completed recently. Our competitors may also form joint ventures and other cooperative relationships that will compete with us in our market. New or significantly larger competitors may emerge and attain significant market share and brand recognition, which could have an adverse effect on our ability to maintain market share for our products and services. If we fail to respond to these competitors successfully, we could lose web publishers or advertisers and our results of operations could suffer.

Increasing government regulation could adversely affect Internet use and thus, our business.

   Due to the increasing popularity and use of the Internet, various laws and regulations may be adopted covering issues such as pricing, content, database protection, unsolicited commercial email and taxation. In addition, some advocacy groups and governmental bodies have called for the limitation or elimination of the practice of placing files, also known as cookies, on a user's hard drive. Due to the global nature of the Internet, multiple jurisdictions might adopt laws or regulations that relate to our business. Our ability to continue our business as currently conducted could be adversely affected by laws and regulations that could slow the growth of Internet use, decrease the effectiveness of Internet advertising or increase the burden and expense of doing business on the Internet.

Our ability to generate revenue may suffer if the Internet is not increasingly accepted as an effective advertising medium.

   If the Internet advertising market does not continue to develop, or if it develops more slowly than expected, we may not generate enough advertising revenue to become profitable. Because we expect to derive substantially all of our revenue in the foreseeable future from Internet advertising, our future success is highly dependent on the increased use of the Internet as an advertising medium. Internet advertising is relatively new and rapidly evolving, and its effectiveness, as compared to that of traditional media, is uncertain. Widespread use of Internet advertising depends upon businesses accepting a new way of marketing their products and services. Businesses may view Internet advertising as undesirable or less effective for promoting their products and services relative to traditional advertising media. In addition, the widespread adoption of technologies that permit Internet users to block advertisements on web sites could inhibit the growth of the Internet as an advertising medium.

Our long-term success may depend on the market acceptance and future development of e-commerce because many of our advertisements relate to online purchasing.

   Because many of our advertisers encourage online purchasing, our long-term success may depend in part on the growth and market acceptance of e-commerce. Our business would be adversely affected if the growth or acceptance of e-commerce does not develop or develops more slowly than expected. Various factors outside of our control could hinder the development of e-commerce, including the following:

  . the network infrastructure necessary for substantial growth in Internet usage may not develop adequately, or its performance and reliability may decline;

  . insufficient availability of telecommunication services or changes in telecommunication services could result in inconsistent quality of service or slower response times on the Internet; and

  . negative publicity and consumer concern surrounding the security of e-commerce could impede its acceptance and growth.

   In particular, any well-publicized compromise of security involving web-based transactions could deter people from purchasing items on the Internet, clicking on advertisements or using the Internet in general. Any of these factors could cause us to lose web publishers and advertisers.

Technological changes may render our products and services obsolete and weaken our competitive position.

   The Internet advertising market is characterized by rapidly changing technology, evolving industry standards, frequent product and service introductions and evolving web publisher and advertiser demands. These uncertainties are exacerbated by the emerging nature of Internet use and advertising. Our future success will depend on our ability to modify our products and services to respond in a timely and cost-effective manner to new technologies and changing web publisher and advertiser demands. If we are unable to adapt our technologies to these pressures or to develop products and services to address new and converging technologies, we may be unable to compete successfully. We cannot assure you that we will not experience difficulties that could delay or prevent our introduction of new products and services, or that any new products and services will be attractive to web publishers and advertisers. Any delay or inability to introduce competitive solutions may cause web publishers and advertisers to forgo our solutions and use our competitors' solutions.

We depend on the continued viability of the Internet infrastructure.

   Our success depends upon the ability of the Internet infrastructure to support increased numbers of users. The performance and reliability of the Internet may decline as the number of users increases or the bandwidth requirements of users increase. The timely development of products such as high speed modems and communications equipment will be necessary to continue reliable Internet access for our users and to deliver advertisements containing rich media. Even if such infrastructure or complementary products, services or facilities are developed, we may be required to incur substantial expenditures to adapt our products and services to changing or emerging technologies.

RISKS RELATED TO THIS OFFERING

We will have broad discretion with respect to the use of proceeds from this offering, and if the proceeds are not applied effectively, our financial condition and results of operations could suffer.

   As of the date of this prospectus, we cannot specify most of the particular uses of the net proceeds we will receive from this offering. Our management will have significant flexibility in applying the net proceeds of this offering. If our management does not apply these funds effectively, our financial condition and results of operations could suffer.

   In January 2000, we completed the private sale of $15 million of our Series C limited liability company interests to Summit Ventures V, L.P. and its affiliates. As part of that financing, we agreed that if our initial public offering equity valuation is less than $216 million, excluding the value of the shares sold in this offering, we may be required to pay Summit up to $15 million plus interest. Any funds we are required to pay to Summit would not be available for use in our business.

There has been no prior market for our common stock, and our stock price may experience extreme price and volume fluctuations.

   Prior to this offering, there has been no public market for our common stock. We cannot assure you that an active trading market for our common stock will develop or be sustained or that the market price of our common stock will not decline. Even if an active trading market does develop, the market price of our common stock is likely to be highly volatile and could be subject to wide fluctuations in response to factors such as:

  . actual or anticipated variations in our revenue, results of operations or cash flow;

  . announcements of new product and service offerings;

  . technological innovations;

  . competitive developments with respect to patents, copyrights or proprietary rights;

  . changes in financial estimates by securities analysts;

  . conditions and trends in the Internet advertising industry;

  . adoption of new accounting standards affecting our industry; and

   .general market conditions.

   In addition, the Nasdaq National Market has from time to time experienced significant price and volume fluctuations that have affected the market prices for the common stocks of technology companies, particularly Internet companies. Following initial public offerings, the market prices for stocks of Internet companies often reach levels that bear no relationship to the operating performance of these companies. These market prices are generally not sustainable and could vary widely. If our common stock trades to high levels following this offering, it could eventually experience a significant decline.

Substantial amounts of our outstanding shares will be eligible for sale shortly after this offering, which could result in a decline in our stock price.

   If our stockholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could fall. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Based on
shares outstanding as of    , 2000, upon completion of this offering, we will
have     shares of common stock outstanding. Of these shares, the     shares
being offered hereby will be freely tradable and the remaining shares will become eligible for sale in the public market at various times after the date of this prospectus pursuant to Rule 144. All of these remaining shares are subject to contractual restrictions with the underwriters that prevent them from being sold until 180 days after the date of this prospectus without the consent of Banc of America Securities LLC.

   In addition, following the effective date of this offering, we expect to
register for sale     shares of common stock reserved for issuance under our
stock option plan. As of     , 2000, options to purchase     shares of common
stock were outstanding. In addition, we expect to grant options to purchase shares of common stock in connection with the closing of this offering. Shares acquired upon exercise of these options will be eligible for sale in the public market from time to time subject to vesting and the 180-day lockup restrictions that apply to the outstanding common stock. The exercise price of all of these stock options is lower than the expected initial public offering price of our common stock. The sale of a significant number of these shares could cause the price of our common stock to decline.

Our officers and directors can act together to substantially influence our business and policies in a manner inconsistent with the interests of holders of our common stock.

   Following the completion of this offering, we anticipate that our executive officers and directors, in the aggregate, will beneficially own or control
approximately   % of the outstanding shares of common stock. As a result, these stockholders will be able to exercise substantial control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions.

We have adopted anti-takeover measures that may inhibit the sale of our company.

   Following the completion of this offering, our board of directors will have
the authority to issue up to     shares of preferred stock without your
approval. These shares could be issued with voting, liquidation, dividend and other rights superior to yours that could discourage a third party from acquiring our company, even if the acquisition would be beneficial to you. In addition, our certificate of incorporation provides for a classified board of directors, and our bylaws and Delaware law contain other provisions that could have the effect of delaying or preventing a change in control of our company.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   This prospectus contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. When used in this prospectus, the words "may," "will," "should," "potential," "continue," "expects," "anticipates," "estimates," "intends," "plans," "believes" and any similar expressions are intended to identify forward-looking statements. These forward-looking statements involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of other factors, as more fully described in the "Risk Factors" section and elsewhere in this prospectus.

                                USE OF PROCEEDS

   We estimate that the net proceeds from the sale of the    shares of common
stock in the offering will be approximately $ million, based upon an assumed initial public offering price of $ per share and after deducting the underwriting discounts and commissions and estimated offering expenses. If the underwriters' over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $ million.

   The principal purposes of this offering are to increase our working capital, to create a public market for our common stock, to facilitate our future access to the public capital markets and to increase our visibility in the retail marketplace. We intend to use the net proceeds for general corporate purposes, including sales and marketing, advertising, opening new offices, research and development and possible acquisitions. The amounts and timing of our actual expenditures will depend on numerous factors, including sales and marketing activities, the status of our technology development efforts, the availability of attractive acquisition candidates, the amount of cash generated or used by our operations and our competition. We have no current intention to acquire any businesses, products or technologies. Pending these uses, we will invest the net proceeds in short-term, investment grade, interest-bearing securities.

   Depending upon our initial public offering equity valuation, we may be required under our agreement with one of our existing stockholders, Summit Ventures V, L.P., and its affiliates to pay them a portion of the net proceeds of this offering. The amount required to be paid declines from $15 million plus interest at an initial public offering equity valuation of $145 million, exclusive of the value of the shares sold in this offering, to zero at an initial public offering equity valuation of $216 million, exclusive of the value of the shares sold in this offering. Please see "Certain Transactions" for more information.

                                DIVIDEND POLICY

   Following completion of this offering, we intend to retain any future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. We may be required to make a special distribution to one of our existing stockholders and its affiliates in connection with the closing of this offering. Please see "Certain Transactions" for more information.

                                 CAPITALIZATION

   The following table presents our capitalization as of December 31, 1999:

  . on an actual basis;

  . on a pro forma basis to give effect to the conversion upon the completion of this offering of all outstanding limited liability company interests into 10,000,000 shares of common stock; and

  . on a pro forma as adjusted basis to give effect to the sale of, and the
    application of the net proceeds from,     shares of common stock in this
    offering at an assumed initial public offering price of $  per share.

   This information should be read in conjunction with our financial statements and the notes relating to these statements appearing elsewhere in this prospectus.

                                                   As of December 31, 1999
                                               --------------------------------
                                                                     Pro Forma
                                               Actual  Pro Forma(1) As Adjusted
                                               ------  ------------ -----------
                                               (in thousands except unit/share
                                                            data)
Members'/Stockholders' equity:
 Series A units, 8,600,000 economic units
  issued and outstanding, 8,570,433 of which
  are participating units .................... $  945
 Series B units, 1,400,000 economic and
  participating units, issued and
  outstanding.................................  3,000
 Common stock, $.01 par value; 45,000,000
  shares authorized; 10,000,000 shares issued
  and outstanding on a pro forma basis;
  shares issued and outstanding on a pro forma
  basis as adjusted...........................    --      $  100
Additional paid-in capital....................     53      3,898
Deferred compensation.........................    (33)      (33)
Accumulated deficit...........................   (480)     (480)
                                               ------     ------        ---
 Total members'/stockholders' equity..........  3,485      3,485
                                               ------     ------        ---
   Total capitalization....................... $3,485     $3,485
                                               ======     ======        ===

(1) Excludes the effects of the issuance on January 31, 2000 of 2,519,580 shares of Series C limited liability company participating and economic units, to Summit Ventures V, L.P. and its affiliates.

                                    DILUTION

   Our pro forma net tangible book value as of December 31, 1999, after giving effect, upon the completion of this offering, to the conversion of all
outstanding limited liability company interests into common stock was $   , or
$  per share of common stock.

   Pro forma net tangible book value per share is equal to the amount of our total tangible assets, reduced by the amount of our total liabilities, divided by 10,000,000 shares of common stock outstanding, on a pro forma basis, as of
December 31, 1999. Assuming the sale of the     shares offered by this
prospectus at an assumed initial public offering price of $ per share, and after deducting the underwriting discounts and commissions and estimated offering expenses, and the application of the estimated net proceeds, our pro
forma net tangible book value as of December 31, 1999 would have been $    or
$  per share of common stock. This represents an immediate increase in pro
forma net tangible book value of $   per share to existing stockholders and an
immediate dilution in pro forma net tangible book value of $   per share to new
investors. The following table illustrates this per share dilution:

   Assumed initial public offering price per share..................      $
     Pro forma net tangible book value per share as of December 31,
      1999.......................................................... $
     Pro forma increase per share attributable to new investors.....
                                                                     ----
   Pro forma net tangible book value per share after the offering...
                                                                          ----
   Pro forma dilution per share to new investors....................      $
                                                                          ====

   The following table summarizes the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors before deduction of estimated discounts and commissions and estimated offering expenses payable by
us, on a pro forma basis as of     , 2000, after giving effect to the
conversion of all outstanding limited liability company interests into common stock.

                                         Shares         Total
                                       Purchased    Consideration
                                     -------------- -------------- Average Price
                                     Number Percent Amount Percent   Per Share
                                     ------ ------- ------ ------- -------------
   Existing stockholders............             %   $          %      $
   New investors....................             %              %
                                      ---     ---    ----    ---
     Total..........................          100%   $       100%
                                      ===     ===    ====    ===

                            SELECTED FINANCIAL DATA

   The following selected financial data should be read in conjunction with our financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The statement of operations data for the period from inception (January 8, 1996) through December 31, 1996 and for each of the three years ended December 31, 1999 and the balance sheet data as of December 31, 1997, 1998 and 1999 are derived from our audited financial statements. The balance sheet data as of December 31, 1996 is derived from our unaudited balance sheet not included in this prospectus. We believe that the unaudited balance sheet contains all adjustments necessary to present fairly the information included in the balance sheet. Historical results are not necessarily indications of the results to be expected in the future.

                               Period
                           From Inception
                          (January 8, 1996) For the Year Ended December 31,
                          Through December  ----------------------------------
                              31, 1996         1997        1998        1999
                          ----------------- ----------  ----------  ----------
                                 (in thousands except per unit data)
Statement of Operations
 Data:
Revenue..................    $      224     $      687  $    2,405  $    8,743
Cost of revenue..........           147            457       1,561       5,477
                             ----------     ----------  ----------  ----------
Gross profit.............            77            230         844       3,266
Operating expenses:
  Sales and marketing....            38            289         530       2,006
  General and
   administrative........            44             67         236         923
  Technology and product
   development...........           --             102         161         690
                             ----------     ----------  ----------  ----------
Total operating
 expenses................            82            458         927       3,619
                             ----------     ----------  ----------  ----------
Loss from operations.....            (5)          (228)        (84)       (353)
Interest income..........           --               6          21          81
Other income ............           --              27          14          40
                             ----------     ----------  ----------  ----------
Net loss.................    $       (5)    $     (195) $      (49) $     (232)
                             ==========     ==========  ==========  ==========
Net loss per unit --
 Basic and diluted.......    $    (0.01)    $    (0.02) $    (0.01) $   ( 0.02)
                             ==========     ==========  ==========  ==========
Weighted average units
 outstanding --
 Basic and diluted.......     7,153,422      8,057,899   8,600,000   9,846,575
                             ==========     ==========  ==========  ==========
                                          As of December 31,
                          ----------------------------------------------------
                                1996           1997        1998        1999
                          ----------------- ----------  ----------  ----------
                                               (in thousands)
Balance Sheet Data:
Cash and cash
 equivalents.............    $        7     $      426  $      254  $    2,366
Working capital..........            27            496         514       3,149
Total assets.............           165            680       1,308       6,085
Long-term debt...........           --             --          --          --
Total members' equity....            41            533         564       3,485

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   You should read the following discussion in conjunction with our financial statements and related notes appearing elsewhere in this prospectus. Except for historical information, the following discussion contains forward looking statements that involve risks and uncertainties, including statements regarding our anticipated revenues, profits, costs and expenses and revenue mix. These forward looking statements include, among others, those statements including the words "may," "will," "plans," "seeks," "expects," '"anticipates," "intends," "believes" and similar language. Our actual results may differ significantly from those discussed in the forward looking statements. Factors that might cause future results to differ materially from those discussed in the forward looking statements include, but are not limited to, those discussed in "Risk Factors" and elsewhere in this prospectus. Please also see "Special Note Regarding Forward-Looking Statements."

Overview

   BURST! is a leading provider of Internet ad sales representation and ad serving technology for specialty content web publishers. We aggregate web sites' ad space inventory by content categories and sell this space to advertisers who buy Internet advertising campaigns. Advertisers can buy ad space on selected web sites, on a group of web sites organized by content category or on our entire network of web sites. The BURST! network currently consists of over 2,900 specialty content web sites organized into over 475 specific content categories. We began our business in the fall of 1995, organized as a New York limited liability company in January 1996 and will reorganize as a Delaware corporation as of the closing of this offering.

   We generate revenue primarily by selling advertising space on web sites in our network. Advertising pricing is primarily on a cost per thousand impressions, or CPM, basis and can vary depending on whether advertising is delivered across our entire network, on a group of sites organized by content category or on selected individual sites. In 1999, approximately 74.1% of our revenues were generated from campaigns run across our entire network of web sites, while approximately 16.5% of our revenues were generated from campaigns run across a category of web sites and approximately 9.2% of our revenues were generated from targeted campaigns using selected web sites. We also offer advertising campaigns priced on a cost per action basis, a majority of which are priced on a cost per click basis with the remainder priced on a cost per registration basis. In 1999, approximately 79.7% of our campaigns were priced on a CPM basis, while approximately 19.5% were priced on a cost per click basis. We did not deliver a significant amount of campaigns priced on a cost per registration basis in 1999. In addition, we generate revenues from fees we charge for third party ad serving services. To date we have generated an insignificant amount of revenue from these fees, but we expect our third party ad serving revenue to increase.

   We recognize ad sales revenue in the period in which the advertising campaign is completed, or for advertising contracts lasting more than 30 days, ratably over the term of the advertising campaign, provided collection of the resulting receivable is probable. We bill and collect the contract amount of advertising campaigns from advertisers or their ad agencies. We are obligated to pay fees to web publishers for ads placed on their web sites. These fees represent the cost of the web sites' ad space inventory and are included in cost of revenue. Fees payable to web sites are recorded in the period that the obligation has been incurred and expensed in the same period in which we recognize our revenues from the related advertising campaigns. We bear the risk of loss from the non-collection of amounts receivable from advertisers for ads sold and delivered on web sites in our network. To date, we have not had any material amounts of receivable write offs.

   We expect that revenue generated from the sale and delivery of advertisements on our network of web sites will continue to account for a majority of revenue for the foreseeable future. Our ten largest advertising customers accounted for approximately 33.2% of revenue for the year ended December 31, 1999 and approximately 48.4% of revenue for the year ended December 31, 1998. Our largest advertiser accounted for approximately 7.6% of revenue for the year ended December 31, 1999.

   We typically enter into one of three types of contracts with our web publishers: 3-year exclusive contracts, 1-year exclusive contracts or month-to-month non-exclusive contracts. A majority of our contracts are month-to-month and non-exclusive. We offer more favorable pricing terms to web publishers who sign 3-year contracts and, to a lesser extent, 1-year contracts than to those publishers who sign month-to-month contracts. Our exclusive contracts allow us to be the sole third party advertising sales representative for our web publishers. These exclusive agreements may be terminated by either party upon written notice; however, early cancellation by a web publisher results in a termination fee. Ads delivered on the top 10 web sites in our network accounted for 11.7% of our revenue for the year ended December 31, 1999 and 16.5% for the year ended December 31, 1998. No web site accounted for more than 2.9% of our revenue for the year ended December 31, 1999.

   Cost of revenue primarily consists of fees paid to web publishers for their ad space inventory. Cost of revenue also includes Internet connectivity, server leasing costs and bandwidth costs associated with ad serving.

   In connection with the closing of this offering, we expect to grant options
to purchase      shares of common stock with exercise prices ranging from $
to $    per share, resulting in a noncash compensation charge of $   . This
charge will be amortized over the vesting period of the options.

   BURST! has been organized as a limited liability company and has been treated as a partnership for income tax purposes. Therefore, all income or loss reported by the entity flowed through to the individual tax returns of the members. In connection with the completion of this offering, we will reorganize as a C corporation and will thereafter be subject to taxation at corporate rates. In addition, no operating losses, if any, incurred in 2000 prior to the closing of this offering will be recorded in our federal and state tax returns. As a result, we will not be able to offset future taxable income, if any, against losses incurred prior to the closing of this offering.

   We have experienced losses in each fiscal period since our inception. As of December 31, 1999, we had an accumulated deficit of approximately $480,000. These losses and our accumulated deficit have resulted from a lack of substantial revenues, as well as significant costs incurred in the development of our products and services and in the establishment of our infrastructure. We expect to increase our expenditures in all areas in order to execute our business plan, particularly in sales and marketing. The planned increase in sales and marketing expense will result primarily from the hiring of additional sales force personnel and from the implementation of marketing programs to increase brand awareness. Accordingly, we expect to experience additional losses for the foreseeable future.

Results of Operations

 Years Ended December 31, 1999 and 1998

   Revenue. Revenue increased 263.6% to $8.7 million for the year ended December 31, 1999 from $2.4 million for the year ended December 31, 1998. This increase was mainly attributable to an increase in the number of advertisers purchasing advertisements on our network and an increase in the overall number of ads delivered to web sites in our network.

   Gross Profit. Gross profit is calculated by deducting cost of revenue from our total revenue. Gross profit was $3.3 million or 37.4% of revenue for the year ended December 31, 1999 and $844,000 or 35.1% of revenue for the year ended December 31, 1998. Gross profit margin improvement was the result of a reduction in the cost of ad serving primarily due to infrastructure improvements. The increase in gross profit margin was slightly offset by an increase in fees paid to web publishers as more web publishers entered into longer-term exclusive contracts.

   Sales and Marketing. Sales and marketing expenses incorporate all expenses directly associated with developing and maintaining our sales and marketing departments, including salaries, commissions, benefits, travel, advertising and other marketing expenses. Sales and marketing expenses were $2.0 million or 22.9% of revenue for the year ended December 31, 1999 and $530,000 or 22.0% of revenue for the year ended

December 31, 1998. The increase in sales and marketing expense as a percent of revenue from the year ended December 31, 1998 to 1999 was primarily due to an increase in the number of new sales personnel, including the Vice President of Marketing.

   In connection with the grant to an employee of options to purchase units, we recorded non-cash compensation charges of $49,000 for the year ended December 31, 1999 and $49,000 for the year ended December 31, 1998. This non-cash compensation represented the difference between the exercise price and the fair market value of the units at the time of the grant in August 1997. Total non-cash compensation of approximately $149,000 is amortized over the vesting period of the stock options.

   General and Administrative. General and administrative expenses incorporate all expenses directly associated with maintaining the technology, accounting and corporate operations departments. These expenses consist primarily of compensation, benefits and travel costs for management, technology and accounting personnel, together with rent, office expenses, professional fees and depreciation. General and administrative expenses were $924,000 or 10.6% of revenue for the year ended December 31, 1999 and $237,000 or 9.8% of revenue for the year ended December 31, 1998. The increase in general and administrative expenses as a percent of revenue for the years ended December 31, 1998 to 1999 was primarily due to an increase in the number of support personnel who were necessary to continue expanding our infrastructure. General and administrative expenses for the year ended December 31, 1999 also included a provision for doubtful accounts of approximately $229,000.

   Technology and Product Development. Technology and product development expenses consist primarily of salaries and benefits for developers, product managers and technical personnel. Technology and product development expenses were $690,000 or 7.9% of revenue for the year ended December 31, 1999 and $161,000 or 6.7% of revenue for the year ended December 31, 1998. The increase in technology and product development expenses was primarily due to salary and benefits for new personnel. We believe that the continued investment in technology and product development is critical to our business strategy and our ability to adequately provide our web publishers and advertisers with the most up-to-date products and technology.

   Income Taxes. BURST! has been organized as a limited liability company and therefore has not recorded any provision for federal or state income taxes.

   Net Loss. Net loss was $232,000 for the year ended December 31, 1999 and $49,000 for the year ended December 31, 1998, representing an increase of $183,000 or 375.5% over the prior year. The increase in net loss was a result of increased spending in all categories, including sales and marketing, technology and product development and general and administrative.

 Years Ended December 31, 1998 and 1997

   Revenue. Revenue increased 250.1% to $2.4 million for the year ended December 31, 1998 from $687,000 for the year ended December 31, 1997. This increase was mainly attributable to an increase in the number of advertisers purchasing advertisements on our network and an increase in the overall number of ads delivered to web sites in our network.

   Gross Profit. Gross profit was $844,000 or 35.1% of revenue for the year ended December 31, 1998 and $230,000 or 33.5% of revenue for the year ended December 31, 1997. Gross profit margin improvement was the result of a reduction in the cost of ad serving due to infrastructure improvements. The increase in gross profit margin was slightly offset by an increase in fees paid to web publishers as more web publishers agreed to longer-term exclusive contracts.

   Sales and Marketing. Sales and marketing expenses were $530,000 or 22.0% of revenue for the year ended December 31, 1998 and $289,000 or 42.1% of revenue for the year ended December 31, 1997. Sales and marketing expenses increased as a result of additional sales force hires. The decrease in sales and marketing expenses as a percent of revenue for the years ended December 31, 1997 to 1998 was primarily due to an increase in productivity of our existing sales force.

   We recorded non-cash compensation charges of $49,000 for the year ended December 31, 1998 and $16,000 for the year ended December 31, 1997. This non-cash compensation represented the difference between the exercise price and the fair market value at the time of the grant in August 1997. Total non-cash compensation of approximately $149,000 is amortized over the vesting period of the stock options.

   General and Administrative. General and administrative expenses were $237,000 or 9.8% of revenue for the year ended December 31, 1998 and $67,000 or 9.8% revenue for the year ended December 31, 1997. General and administrative expenses increased as a result of hiring additional administrative personnel.

   Technology and Product Development. Technology and product development expenses were $161,000 or 6.7% of revenue for the year ended December 31, 1998 and $102,000 or 14.8% of revenue for the year ended December 31, 1997. Technology and product development expenses increased as a result of new hiring, the effect of full-year salaries for hires during 1997 and general salary increases. The decrease in technology and product development expense as a percent of revenue for the years ended December 31, 1997 to 1998 was primarily due to our ability to spread fixed costs over increased sales.

   Net Loss. Net loss was $49,000 in 1998 and $195,000 in 1997, representing a decrease of $146,000 or 75.0% over the prior year. The decrease in net loss was a result of significantly higher revenue accompanied by only slightly higher expenses.

Quarterly Results of Operations

   The following tables set forth unaudited quarterly statement of operations data for the periods indicated in dollars and as a percentage of revenue. In the opinion of management, this information has been prepared on the same basis as the audited financial statements appearing elsewhere in this prospectus, and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the unaudited quarterly results of operations. The quarterly data should be read in conjunction with our audited financial statements and the notes to the financial statements appearing elsewhere in this prospectus. The results of operations for any quarter are not necessarily indicative of the results of operations for any future period.

                                                Three Months Ended
                         ----------------------------------------------------------------
                         June 30, Sept. 30, Dec. 31, Mar. 31, June 30, Sept. 30, Dec. 31,
                           1998     1998      1998     1999     1999     1999      1999
                         -------- --------- -------- -------- -------- --------- --------
                                                  (in thousands)
Statement of Operations
 Data:
Revenue.................  $ 401     $ 712    $1,147   $  851   $1,273   $2,173    $4,445
Cost of revenue.........    251       464       747      633      844    1,310     2,689
                          -----     -----    ------   ------   ------   ------    ------  ---
Gross profit............    150       248       400      218      429      863     1,756
Operating expenses:
  Sales and marketing...     96       128       207      213      383      601       808
  General and
   administrative.......     57        57        83       99      145      151       528
  Technology and product
   development..........     36        41        59      104      161      205       221
                          -----     -----    ------   ------   ------   ------    ------
Total operating
 expenses...............    189       226       349      416      689      957     1,557
                          -----     -----    ------   ------   ------   ------    ------
Income (loss) from
 operations.............    (39)       22        51     (198)    (260)     (94)      199
Interest income.........      5         5         5       10       17       23        31
Other income............      5       --        --        40      --       --        --
                          -----     -----    ------   ------   ------   ------    ------
Net income (loss).......  $ (29)    $  27    $   56   $ (148)  $ (243)  $  (71)   $  230
                          =====     =====    ======   ======   ======   ======    ======

                                                Three Months Ended
                         -------------------------------------------------------------------
                         June 30,  Sept. 30, Dec. 31, Mar. 31,  June 30,  Sept. 30, Dec. 31,
                           1998      1998      1998     1999      1999      1999      1999
                         --------  --------- -------- --------  --------  --------- --------
As a Percentage of
 Revenue:
Revenue.................  100.0%     100.0%   100.0%   100.0%    100.0%     100.0%   100.0%
Cost of revenue.........   62.7       65.2     65.1     74.4      66.3       60.3     60.5
                          -----      -----    -----    -----     -----      -----    -----
Gross profit............   37.3       34.8     34.9     25.6      33.7       39.7     39.5
Operating expenses:
  Sales and marketing...   23.9       17.9     18.0     25.0      30.0       27.7     18.2
  General and
   administrative.......   14.3        8.0      7.3     11.6      11.4        6.9     11.9
  Technology and product
   development..........    8.9        5.8      5.1     12.3      12.7        9.4      4.9
                          -----      -----    -----    -----     -----      -----    -----
Total operating
 expenses...............   47.1       31.7     30.4     48.9      54.1       44.0     35.0
                          -----      -----    -----    -----     -----      -----    -----
Income (loss) from
 operations.............   (9.8)       3.1      4.5    (23.3)    (20.4)      (4.3)     4.5
Interest income.........    1.2        0.7      0.5      1.2       1.3        1.1      0.7
Other income ...........    1.2        0.0     (0.1)     4.7       0.0        0.0      0.0
                          -----      -----    -----    -----     -----      -----    -----
Net income (loss).......   (7.4)%      3.8%     4.9%   (17.4)%   (19.1)%     (3.2)%    5.2%
                          =====      =====    =====    =====     =====      =====    =====

   Quarterly revenue increased 49.6% from the first to second quarter, 70.7% from the second to third quarter and 104.6% from the third to fourth quarter.

   Gross profit as a percentage of revenue for the period ended March 31, 1999 decreased substantially over the previous quarter as the result of a large ad campaign for which costs exceeded the campaign revenue. The additional campaign costs resulted from re-running the advertising campaign free of charge for the advertiser to compensate for a mistake in running the original campaign. Gross profit has increased since that time due to a reduction in the cost of ad serving.

   Increases in total operating expenses were due primarily to an increase in salaries and benefits resulting from increased hiring of sales and marketing, technical and administrative personnel needed to sustain our growth and develop our infrastructure.

Seasonality

   Our revenue has historically been, and we expect it to continue to be, subject to seasonal fluctuations because advertisers generally purchase fewer advertisements during the first and third calendar quarters of each year. For example, between the fourth quarter of 1998 and the first quarter of 1999, revenue decreased from $1.1 million to $851,000. Additionally, expenditures by advertisers tend to be cyclical, reflecting overall economic conditions, as well as budgeting and buying patterns.

Liquidity and Capital Resources

   From our inception through January 1997, we were financed using seed capital contributions from our founders. In 1997, we completed two private equity placements of Series A interests with individual investors, raising a total of $750,000. In February 1999, we completed a $3.0 million private equity placement of Series B interests with Interep National Radio Sales. Our latest financing was completed on January 31, 2000, when Summit Ventures V, L.P. and its affiliates invested $15.0 million in Series C interests in a private equity placement. The net proceeds from these private placements have been designated for expanding our business operations, hiring additional personnel, developing and introducing new products and services and general corporate purposes.

   Net cash used by operating activities was $181,000 for the year ended December 31, 1997, $163,000 for the year ended December 31, 1998 and $274,000 for the year ended December 31, 1999. Net cash used by operating activities for the years ended December 31, 1997, 1998 and 1999 resulted primarily from net losses and increases in working capital, such as accounts receivable.

   Net cash used in investing activities was $35,000 for the year ended December 31, 1997, $34,000 for the year ended December 31, 1998 and $364,000 for the year ended December 31, 1999. Net cash used in investing activities was related to the purchase of property and equipment.

   Net cash provided by financing activities was $635,000 for the year ended December 31, 1997, $25,000 for the year ended December 31, 1998 and $2.8 million for the year ended December 31, 1999. Cash provided by financing activities in 1999 was the result of a $3.0 million investment by Interep, less a $250,000 investment in a restricted cash account to collateralize a line of credit. Cash provided by financing activities in 1998 represented cash received from a 1997 private equity placement. Cash provided by financing activities for the year ended December 31, 1997 reflects $750,000 raised in two private equity placements with individual investors, less the amount that was received in the year ended December 31, 1998. Cash and cash equivalents at December 31, 1999 were $2.4 million.

   We intend to use the net proceeds of this offering for general corporate purposes, including sales and marketing, advertising, opening new offices, research and development and possible acquisitions. The amounts and timing of our actual expenditures will depend on numerous factors, including sales and marketing activities, the status of our technology development efforts, the availability of attractive acquisition candidates, the amount of cash generated or used by our operations and our competition.

   Depending upon our initial public offering equity valuation, we may be required under our agreement with one of our existing stockholders, Summit Ventures V, L.P., and its affiliates to pay them a portion of the net proceeds of this offering. The amount required to be paid declines from $15 million plus interest at an initial public offering equity valuation of $145 million, exclusive of the value of the shares sold in this offering, to zero at an initial public offering equity valuation of $216 million, exclusive of the value of the shares sold in this offering. Please see "Certain Transactions" for more information.

   We anticipate that we will continue to experience a substantial increase in our operating expenses and capital expenditures consistent with our anticipated growth in operations, infrastructure and personnel. We believe that our existing cash and cash equivalents, together with the net proceeds of this offering, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the 12 month period following the offering. If we continue to incur losses for a sustained period, we may need to raise additional funds. We cannot assure you that we will be able to obtain additional financing from our stockholders or any other persons on favorable terms, if at all.

Recent Accounting Pronouncements

   In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." We are required to adopt SFAS No. 133 in the year ended December 31, 2001. SFAS No. 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. To date, we have not entered into any derivative financial instruments or hedging activities.

Year 2000

   To date we have not received any Year 2000 claims regarding our services.

                                    BUSINESS

Overview

   BURST! provides comprehensive Internet advertising solutions focused on supporting the interests of specialty content web publishers. We have designed our integrated sales and marketing tools to generate advertising revenue for web publishers, allowing them to develop their content and grow their web sites. We operate the BURST! network, a collection of over 2,900 specialty content web sites, including 865 international web sites. Our network offers advertisers access to a broad audience across a wide range of content. By organizing the web sites that make up our network into 475 content categories, with topics ranging from Actors and Actresses to Zoology, we are able to offer advertisers targeted ad campaigns designed to reach consumers with specific interests in a contextually relevant environment. By placing advertisements on a selected group of specialty content web sites, advertisers are able to target specific demographic audiences without the use of controversial or intrusive monitoring techniques such as user profiling.

   Our MediaDesktop technology supports the advertising sales and marketing interests of our publishers. We provide web publishers with the technology to help manage and control their ad space inventory, track BURST! ad revenue and measure campaign results. MediaDesktop also provides us the ability to manage all aspects of our Internet ad campaigns including, ad delivery and tracking, measurement and reporting, as well as campaign optimization. MediaDesktop enables us to rapidly deploy advertising campaigns across our entire network or to a targeted selection of web sites. In addition, we provide technology that allows us to manage opt-in email programs for our web publishers as well as other services that help web publishers actively engage their viewing audience.

   In December 1999, we delivered an aggregate of approximately 555 million impressions. According to the Media Metrix December 1999 Ad Sales Network Report, our network reached approximately 24% of all U.S. Internet users at home and at work.

Industry Background

 Growth of the Internet

   The Internet has quickly developed into an attractive global medium for facilitating communications and conducting commerce. The Internet is experiencing dramatic growth in both the number of Internet users and the number of web pages. International Data Corporation estimates that the number of Internet users worldwide will grow from approximately 142 million in 1998 to over 500 million by 2003. International Data Corporation also estimates that the number of web pages will increase from approximately 925 million in 1998 to over 13 billion in 2003. We believe that as the number of Internet users and web pages grow, the number of web sites will grow as well. In addition, the Internet is significantly affecting the way in which consumers and businesses are buying and selling goods and services, resulting in a growing volume of online commerce. International Data Corporation estimates that worldwide commerce conducted over the Internet will grow from approximately $50.4 billion in 1998 to over $1.3 trillion by 2003.

 Emergence of the Internet as a Global Advertising Medium

   The Internet is becoming an increasingly important tool for advertisers due to its rapidly growing audience, its interactive nature and global reach and the increasing volume of online commerce. Compared to traditional media, the Internet allows advertisers to more precisely target groups of users with specific interests, as well as broad audiences, and measure the effectiveness and response rates of their advertisements. The interactive nature of the Internet enables advertisers to change their advertising quickly and cost effectively in response to customer behavior and product availability. These unique characteristics of the Internet, together with the expanding Internet audience, are leading advertisers to allocate increasing amounts of their advertising budgets to Internet advertising. Forrester Research estimates that in 1999, approximately $3.3 billion was spent on Internet advertising worldwide and projects that this amount will grow to approximately $33.1 billion by 2004.

   To date, companies that have a high degree of familiarity with the Internet and the benefits of Internet advertising, such as technology companies, search engines and web publishers, have purchased a majority of Internet advertising. However, many of the largest advertisers utilizing traditional media, including consumer products and service companies, are increasing their use of Internet advertising to keep pace with the growing Internet audience. We believe that as the Internet continues to grow, these advertisers will continue to devote an increasing portion of their advertising budgets to Internet advertising, and that this trend will increase the demand for Internet ad space inventory and comprehensive Internet advertising solutions.

 Evolution of Internet Usage and Advertising

   According to Forrester Research, as of September 1999, approximately 19% of Internet users' page requests were for general interest content portals, such as AOL, Yahoo!, Excite and Lycos. Approximately 21% of the page requests were for "other top 100 sites," such as commerce sites and vertical portals focusing on particular categories, and the remaining 60% of these requests were for what Forrester Research refers to as the "rest of the web." We believe that a large portion of the "rest of the web" is made up of web sites that contain information on specific topics of interest, also known as specialty content web sites, such as childcare, fly fishing or investing. Further, we believe that, as the number of Internet users continues to increase, traffic to specialty content web sites and topic specific vertical portals will continue to grow.

   Historically, advertisers have placed the majority of their Internet advertising on highly trafficked, brand name, general interest content portals with the intent of maximizing the number of users, or reach, that view their advertisements. We believe advertisers are beginning to increase their advertising spending on topic specific vertical portals and specialty content web sites in response to the large audience for these web sites. Forrester Research predicts that by 2004, 57% of Internet advertising will be directed to vertical portals with highly focused interests and to the niche sites that make up the rest of the web.

                     Share of Internet Advertising Revenue



                              [Chart Appears Here]
*Note: Other Broad-based portals include Alta Vista, Excite, Go, Lycos and
Snap.
Source: Forrester Research

   A similar advertising evolution took place in the television industry. As audiences for the more specialized content of cable television grew, advertisers began to spend increasing amounts of their budgets to advertise on cable television, where consumers were presented with programs that more closely matched their specific tastes and interests. We believe that Internet advertising will similarly evolve due to the Internet's substantial capacity for specialized content.

   Internet technology allows advertisers to direct ads to individual users through increasingly complex technologies that gather information about users. The goal of these technologies is to enable Internet advertisers and web sites to build users' demographic and psychographic profiles, track users' movements through the

Internet, associate that information with particular consumers and subsequently provide all of that information to advertisers. Internet users may choose to provide personal information to web sites through registration and other interactions without knowing that this information may be used by Internet advertisers and web sites to track their Internet browsing and purchasing habits. Government regulators and the public have become increasingly aware of privacy concerns on the Internet.

 Challenges for Specialty Content Web Publishers

   Specialty content web publishers seek to maximize their income by increasing their available ad space inventory and obtaining the highest price for that ad space inventory. These web publishers face several challenges including:

  . Expanding and Maintaining the Relationship with Users. Specialty content web publishers seek to engage their users by providing them with timely and relevant information revolving around specific topics. Web publishers must commit significant time and financial resources to develop this content and build the resulting relationship with users.

  . Need for Outsourced Advertising Solutions. Many specialty content web publishers lack the financial resources to attract and maintain an effective Internet advertising sales force and the necessary back office support staff. In addition, these web publishers often lack the infrastructure and financial resources to develop and maintain the technology necessary to deliver and manage Internet advertising effectively.

  . Lack of Visibility and Reach. It is our experience that few specialty content web sites possess an audience, or reach, large enough to attract advertisers on their own. It is difficult for web publishers to justify the cost of directly negotiating and contracting for advertising. As a result, it can be difficult for many specialty content web publishers to gain access to prospective advertisers and media.

  . Need for Third Party Verification. Most advertisers require that web publishers have a third party verify the performance statistics of ads appearing on their web sites. It is our experience that few specialty content web publishers have the technology or resources to satisfy this requirement.

  . Maintaining User Trust. Specialty content web publishers seek to establish long term relationships with their users, encouraging them to make repeat visits to their web sites. Engaging in intrusive user information collection and sharing practices in order to attract advertisers may make it difficult to establish or maintain these desired relationships.

 Challenges for Internet Advertisers

   Internet advertisers attempt to reach a receptive audience for their advertisements. These advertisers face several challenges including:

  . Communicating with Consumers in a Relevant Environment. Advertisers want to deliver their message when the audience is most receptive to their advertisement. We believe that Internet advertising is most effective when it is placed on web sites or in other environments that contain content that is relevant to consumers and their purchasing decisions. For example, we believe that a consumer would be more receptive to an advertisement promoting backpacks while viewing a hiking web site than while viewing a web site with unrelated content. Given the large number of web sites, advertisers frequently have difficulty identifying web sites with the desired audience and content.

  . Reaching Targeted, High Affinity Audiences. The growing number of web sites on the Internet has made it difficult for advertisers to plan and execute their advertising campaigns efficiently. Advertisers often find it difficult to justify the cost of identifying and entering into advertising arrangements with multiple specialty content web sites, which are necessary to reach a larger targeted audience.

  . Lack of Technical Expertise. Many Internet advertisers lack the technical expertise and analytical tools necessary to implement, manage and optimize a successful Internet advertising campaign.

  . Obtaining Reliable Information. Rapidly changing technologies and the potential for manipulation of traffic counts make it difficult for advertisers to obtain verifiable counts of users viewing ads delivered during a campaign. Advertisers also desire confirmation that ads ran as scheduled.

  . Protection of Consumer Privacy. Advertisers increasingly want to target their advertising to selected users without associating themselves with the controversial practice of creating user profiles or other intrusive information collection methods.

The BURST! Solution

   We provide a comprehensive Internet advertising solution designed to support the interests of specialty content web publishers and enable them to increase the value of their ad space inventory. We allow web publishers to focus on their core businesses by providing an outsourced solution, and we provide advertisers the ability to efficiently access a wide range of specialty content web sites.

 The BURST! Network

   The BURST! network enables both specialty content web publishers and advertisers to take advantage of the numerous opportunities presented by Internet advertising and e-commerce. Our network is comprised of over 2,900 specialty content web sites, including 865 international web sites, organized into over 475 content categories with topics ranging from Actors and Actresses to Zoology. According to the December 1999 Ad-Sales Network Report by Media Metrix, in December 1999, our network reached 24% of all U.S. Internet users at home and at work, or approximately 15 million users. The benefits of our network include:

  . Outsourced Advertising Sales Representation. Membership in our network enables specialty content web publishers to generate advertising revenue without the burden and expense of developing their own ad sales capability. Our experienced sales force provides specialty content web publishers access to advertisers and assistance in developing customized advertising programs for their web sites.

  . Increased Visibility and Reach. By participating in our network and specific categories within our network, specialty content web sites become part of a group with substantial reach. This extended reach attracts the attention of national advertisers.

  . Advertising in a Relevant Environment. Our network allows advertisers to deliver their messages to groups of users with specific interests in a contextually relevant environment. We believe that users of specialty content web sites develop a strong affinity for the web sites, resulting in more loyal users with longer dwell times and repeat visits. When advertising is delivered in an environment relevant to the advertised product or service, we believe that it benefits from the web site users' affinity for the content, and therefore the audience is more receptive to the advertising.

  . Flexible Advertising Campaigns. Our sales professionals create advertising campaigns to meet the needs of a variety of advertisers. Ad campaigns are designed to be delivered in a relevant environment and to appropriately targeted demographic groups. These campaigns may be designed to precisely target users on selected web sites (precision targeting), reach users across a content category (run-of-category) or broadly reach users across our entire network (run-of-network). In addition, users can be reached using email newsletters written by web publishers in our network.

 MediaDesktop Technology Platform

   Our proprietary MediaDesktop technology platform allows us to organize content, manage ad space inventory, serve ads and provide other valuable services to web publishers and advertisers without intruding on the privacy of Internet users. Our MediaDesktop is composed of two main components:
MemberDesktop, supporting our web publishers, and SalesDesktop, supporting our salespeople and advertisers. These components are fully integrated permitting them to share information. MediaDesktop is adaptable to new advertising technologies as they are developed and scalable as our business grows. In December 1999, our proprietary technology delivered over 555 million impressions. The benefits of MediaDesktop to our web publishers and advertisers include:

  . Outsourced Technology Infrastructure. MemberDesktop helps web publishers to effectively manage their ad space inventory while controlling the BURST! advertising running on their web sites. Web publishers can also monitor advertising performance, including revenue generated and number of impressions delivered.

  . Comprehensive Campaign Management. SalesDesktop enables our sales professionals to quickly identify web sites by content, subject matter or audience demographics and bundle them into a custom advertising solution that meets an advertiser's target audience objectives. SalesDesktop automatically creates reports on a daily, weekly and monthly basis, detailing the performance of ad campaigns. Using this information, we can optimize campaign performance by adjusting a variety of campaign parameters.

  . Superior Ad Server Functionality and Scalability. Our proprietary technology allows us to electronically insert, or serve, advertising to web sites. We can also serve ads on behalf of third parties. Our ad serving technology is capable of delivering flexible creative advertisements, such as rich media banners. Web publishers and advertisers also benefit from the scalability of our system. By adding bandwidth or computers to our pool of redundant ad servers, our MediaDesktop technology platform can easily expand to accommodate the growth of our network of web sites and the advertising we deliver.

  . Protection of User Privacy. Most third party ad servers rely on files, or cookies, placed on a user's hard drive to uniquely identify that user and to manage the delivery of advertising campaigns. These cookies remain on the user's computer indefinitely. In contrast, our ad serving technology does not use cookies that uniquely identify users or reside on the user's computer after the user's web browser is closed. However, many advertisers on our network use third party ad servers who may use persistent cookies and may collect information about users.

 Relationship Services

   We provide web publishers with a number of additional services designed to increase their dialogue with their users. MailDesktop manages our proprietary BURST!Mail email program management tool for web publishers, providing web publishers with a value-added tool to interact with their web sites' users and generate repeat visits. ResourceDesktop helps web publishers improve the quality of their web sites. ResourceDesktop provides web publishers with services including B!Zine, a monthly electronic magazine containing useful information on web site development, and Open Forum, an online forum for web publishers to exchange ideas and opinions with their peers and BURST!.

Our Strategy

   Our goal is to be the leading provider of comprehensive Internet advertising solutions for specialty content web publishers. Key components of our strategy to achieve our goal are to:

 Expand Our Sales and Marketing Organization

   We plan to increase the size of our sales team as well as open additional domestic and international offices to further expand our relationships with advertisers and their advertising agencies. We intend to leverage the extensive media sales experience of our management team through formal training programs in order to increase the effectiveness of our sales efforts. We also plan to market BURST! through an aggressive advertising and public relations branding campaign designed to increase advertisers' awareness of our network.

 Selectively Expand Our Network of Web Publishers

   We plan to continue to build our network by selectively adding web sites with quality specialty content. By enhancing our network of specialty content web publishers and increasing the number of distinct content categories within our network, we believe that our network will become an increasingly attractive choice for Internet advertisers to target specific demographic groups with common interests. We intend to selectively expand our network, both domestically and internationally, to extend our reach and offer a broader range of specialty content.

 Provide Superior Customer Service

   We intend to offer a superior level of customer service to our web publishers and advertisers. We are committed to providing timely responses to web publisher and advertiser inquiries regarding ad campaigns and technical issues. We continually seek feedback from our web publishers and advertisers in order to improve our level of service. We intend to continue to hire, train and support a staff of skilled personnel that will enable us to provide this high level of service as we grow.

 Enhance our MediaDesktop Technology Platform

   We intend to continue to improve the functionality of our MediaDesktop technology platform by improving its existing capabilities and adding new features. In addition, we intend to continue to enhance our ability to create and manage targeted advertising campaigns across different Internet media, such as wireless application products, as well as to deliver new forms of Internet advertising, without the need for intrusive user profiling techniques.

 Develop Additional Relationship Products and Services to Support Web
 Publishers

   We intend to continue to introduce new products and services that are designed to support specialty content web publishers. Our relationship products and services include an online magazine to provide timely information to our web publishers and an online forum for our web publishers to discuss issues with each other and provide feedback to us. In addition, we recently launched our BURST!Mail email program management tool for our web publishers, a product designed to facilitate dialogue between web publishers and their users.

 Pursue Selective Strategic Acquisitions and Joint Ventures

   We intend to evaluate acquisition and investment opportunities involving complementary businesses, products, services and technologies. We believe that the international Internet advertising market provides a significant opportunity for growth and will be receptive to our advertising solution. We may acquire companies or form joint ventures to enhance or establish our presence in targeted international markets. In addition, we may seek to enhance our advertising solution by acquiring companies offering complementary products or services both domestically and internationally.

Products and Services

 The BURST! Network

   Through the BURST! network, we provide outsourced ad sales representation and delivery services for specialty content web sites. We aggregate ad space inventory from over 2,900 specialty content web sites, which we group by content into 20 major vertical categories. Our major vertical categories are:

   .Arts and Entertainment                   .Health and Fitness
   .Automotive                               .Hobbies and Interests
   .Business-to-Business                     .News and Media
   .Business and Economy                     .Real Estate
   .Careers                                  .Reference and Education
   .Computers and Internet                   .Science and Nature
   .Family                                   .Shopping
   .Finance and Investing                    .Society and Government
   .Food and Drink                           .Sports and Recreation
   .Games                                    .Travel

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

   We further categorize web sites into more than 475 distinct categories. For example, under the major vertical category Arts and Entertainment, Television is one of the 15 tier one sub-categories. Set forth below is an example of a category tree under Arts and Entertainment.

                      Arts and Entertainment Category Tree




[Art & Entertainment Chart]

   Applications to join our network come through our www.burstmedia.com web site, where we describe the criteria for membership in our network. Web sites must meet specific criteria for membership, including minimum traffic levels, identifiable demographics and content requirements.

   We may reject applications, or remove web sites or categories of web sites from our network, if we determine that the content of the web site is not likely to be attractive to advertisers. For this reason, we no longer accept chat sites and certain online game sites. We continually reassess our quality standards for web sites to keep up with the generally improving nature of web content. These factors, combined with web sites that go out of business or voluntarily leave our network, have historically resulted in an annual turnover between 25% and 30% of the web sites in our network.

 Our Advertisers

   We have developed, and will continue to focus our sales and marketing efforts on expanding, relationships with Internet advertisers and advertising agencies. Our experienced sales force works closely with advertisers and ad agencies to develop effective online advertising campaigns. Set forth below is an alphabetical list of our top 20 advertisers for the year ended December 31, 1999 based on revenue to us.

      BellSouth IntelliVentures           PlanetClick.com Inc.
      Classified Ventures Inc.            Providian Financial Corporation
      Drkoop.com                          QuikPage
      eAcceleration.com                   Rare Medium, Inc.
      First USA /Banc One                 ShopNow.com, Inc.
      Freei.net                           SmarterKids.com
      IP Equity                           Talkway, Inc.
      Microsoft Corporation               uBid
      Microsurf, Inc.                     Virtumundo, Inc.
      OnlineMarketing                     Ziff-Davis Publishing

   These advertisers accounted for approximately 46.1% of our revenue for the year ended December 31, 1999. Our largest advertiser accounted for approximately 7.6% of our revenue during the year ended December 31, 1999.

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

   The scope and depth of our network's ad space inventory allows us to respond to advertiser requirements with a variety of advertising product solutions. We offer advertisers a choice of:

  . Precision Targeting. We are able to select individual web sites and bundle them into a custom package to meet an advertiser's targeted audience requests with the ease of one order and one bill. The web sites in the package offer the advertiser a highly focused, distinct editorial environment in which to reach their target audience. Sold together as a package, the web sites deliver a large enough audience to make the advertiser's purchase cost-effective. Advertisers are typically willing to pay a higher cost per thousand impressions, or CPM's, for these ad campaigns due to their targeted nature.

  . Run-of-Category. For advertisers who are seeking a broader, but still targeted audience, we offer our run-of-category product. This product targets advertising across a group of sites organized by category, such as Sports and Recreation. Unlike the precision targeting product, it is not customized by the advertiser on a site-by-site basis.

  . Run-of-Network. Many advertisers on the web want to reach a broad audience, without regard for demographics. These advertisers are also typically more price sensitive than those who pay for the targeting and flexibility available with our precision targeting product. For this ad buyer, we offer a run-of-network product taking advantage of the breadth of our network of web sites, which can deliver more than 30 million daily impressions.

  . Email Campaigns. In late 1999, we began selling ad space for selected email campaigns and in February 2000, we formally introduced BURST!Mail. Many web publishers in our network supplement their web site content with a newsletter that they regularly email to their subscribers. By managing these opt-in newsletters through BURST!Mail, we provide advertisers an additional form of highly targeted content in which they can deliver their message.

   In 1999, our run-of-network product represented approximately 74.1% of our ad sales, our run-of-category product represented approximately 16.5% of our ad sales and our precision targeted product represented approximately 9.2% of our ad sales. Although we expect our run-of-network product to continue to comprise the majority of our ad sales, our strategy is to increase the sales of run-of-category and precision targeted products.

   We also offer advertisers a choice of creative solutions, including the ability to serve rich media across our network of web sites. Rich media is advertising that integrates animation, sound and/or e-commerce into a banner. Today, we support advanced rich media technologies and are able to deliver ads created with Enliven, Java, Flash and other technologies.

   Additionally, we offer four standard creative units and various positions on a web page for advertising on our network of web sites. Those options are:

  . Above the Fold Banners. These units appear on the opening screen when a web site loads. Banners are the dominant advertising unit online. Depending on a user's screen size and resolution, banners appear as a rectangular unit approximately one inch high by five inches wide.

  . Below the Fold Banners. These units are similar to above the fold banners, except they are positioned further down a page and will appear only after a user scrolls down.

  . Cubes or Tiles. These units appear on the opening screen and, depending on screen size and resolution, measure approximately one and a quarter inches by one and a quarter inches.

  . Buttons. These are the smallest units and also appear on the opening screen. Buttons are a rectangular unit and, depending on screen size and resolution, measure approximately three quarter inches high by one and a quarter inches long.

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

 MediaDesktop Technology Platform

   Our MediaDesktop suite of technology products enable us to support the advertising sales and marketing interests of our many web sites. By simply loading our HTML instructions on its web site, a web publisher connects to our extensive technology infrastructure and avoids the time and expense of attempting to develop similar capabilities internally. Within MediaDesktop, our MemberDesktop tools help web publishers describe and catalogue their content, manage and control their ad space inventory, access their audience's demographic information, track their ad revenue and deliver other added value with additional products such as opt-in email program management. Our SalesDesktop technology supports advertisers with tools that enable our sales team to plan and execute ad campaigns relying on information obtained from the MemberDesktop environment. These products, and their features, work together within our integrated MediaDesktop technology platform.

   The MemberDesktop is a web publisher oriented technology solution which allows us to provide a high level of customer service to a growing network of web sites without requiring a correspondingly large expansion of web site services staff. The MemberDesktop includes the following features:

  . SiteDesktop. SiteDesktop enables web publishers to describe and catalog their web sites content, visitors and unique attributes which our sales team relies on to build ad campaign proposals for advertisers.

  . AdExec. AdExec enables web publishers to approve all advertising sold by us that runs on their web sites. Web publishers use AdExec to review proposed campaigns which may include their web sites, to select run-of-network campaigns to appear on their web site or to modify their instructions to us about how to treat ad campaigns.

  . AdStats. AdStats gives web publishers details regarding campaign performance, revenue and impressions. Web publishers can track earned advertising revenue and the performance of all ongoing and completed ad campaigns in which they participated. AdStats reports traffic information to web publishers, some of whom depend exclusively on us for information about the number of visitors to their web sites.

   The SalesDesktop gives our sales team the tools they need to effectively review a large network of web sites and develop customized targeted advertising solutions. SalesDesktop works with MemberDesktop so that salespeople can plan, execute, optimize and report on advertising campaigns. Sales activity and campaign performance can be fed back to the MemberDesktop product area for the benefit of our web publishers. The SalesDesktop includes the following features:

  . Proposal Builder. Proposal Builder enables our sales team to identify web sites by content and bundle them into a customized package that caters to an advertiser's target audience objectives. When an advertiser approves a campaign, Proposal Builder can implement the campaign automatically, issuing insertion orders unique to each web site on the ad campaign.

  . Ad Serving. Our proprietary ad serving technology electronically inserts, or serves, ads on web sites. We can serve ads we sell or ads sold by third parties. Our technology is scalable so we can easily expand with our network and advertiser demand by adding bandwidth or computers to our pool of redundant ad servers. Our technology is also designed to optimize the performance of advertising campaigns on our network of web sites by adjusting a variety of parameters, including banner ad creative, web site performance, price and location of the ad on the web site.

  . Campaign Reports. SalesDesktop issues the regular reports required by advertisers detailing the performance of their campaigns. This tool automates the reporting process and provides detailed campaign information by advertising creative unit, by web site, and by day. Reports are generated in Excel spreadsheet files for easy distribution to advertisers.

 Relationship Products and Services

   We provide additional products and services for our web publishers that enhance the affinity that the user has for the web site by improving the quality of the web sites and expanding the dialogue between the web site and its users. Relationship products and services include:

  . MailDesktop. MailDesktop is our proprietary BURST!Mail opt-in email program management tool for web publishers. BURST!Mail was launched in February 2000 to support the needs of our web publishers who send regular newsletter material to their users. Email increases the interaction between the web publishers and their users and provides another specialty content opportunity for ad placement.

  . ResourceDesktop. Web publishers can exchange ideas and opinions with BURST! and their peers in the ResourceDesktop area of the MemberDesktop environment. We publish an electronic magazine, or ezine, for our web publishers called B!Zine containing timely information on web site development. We also host Open Forum, an online forum for our web publishers. In addition, ResourceDesktop includes Toolbox, a collection of links to publishing reference materials.

Sales and Marketing

   The sales and marketing efforts of our organization focus on providing a superior level of customer service to specialty content web publishers and advertisers. We work closely with our web publishers and have developed an extensive knowledge of their web sites. Our sales and marketing professionals utilize this knowledge to create targeted and effective advertising solutions for advertisers.

 Member Services

   We receive an average of 1,000 web publisher inquiries per day, which are handled by our Member Services group. This group is specifically trained to handle member service functions and relies on email, bulletin board postings on our web site and the telephone to provide timely responses to our web publisher inquiries. Issues which can not be resolved by a member service representative are referred to other departments, such as technology, and tracked for follow-up by the member service representative.

   Beginning in the second half of 1999, we began an outbound marketing strategy to reinforce the value of belonging to our network and attract more web sites. Through a combination of live marketing at events such as Internet World, and purchasing advertising in appropriate online and offline publications, we began to recruit new web sites to our network.

 Advertising Sales

   Our advertising sales department is organized into four regional teams:
Northeast, Mid-Atlantic, Midwest and West. Each team is composed of salespeople along with sales support individuals who handle most of the media planning recommendations and campaign management. The goal of our salespeople is to provide advertisers with timely solutions to their purchase requirements. Advertisers, and particularly their agencies, are under tremendous deadline pressure and are confronted by a vast array of online and offline media possibilities. Relying on our SalesDesktop planning tools, our team is able to create media recommendations within hours, customized to each advertiser's need. Similar to our outbound efforts targeting web sites, we support our advertising sales efforts with advertising and direct mail programs targeting advertising planners and buyers.

   We employ a sales force consisting of both inside and outside salespeople. Our salespeople are based at our corporate headquarters in Burlington, Massachusetts, as well as in key national advertising markets: Boston, New York, Atlanta, Chicago, Miami, Detroit, San Francisco and Los Angeles. Outside salespeople are principally responsible for calling on national brand advertisers and their agencies. This is a longer-term sales cycle and in-person relationships are important to understanding the unique needs of the advertiser and its brand. Inside salespeople primarily call on the numerous Internet-based companies, which are typically interested in increasing traffic to their web sites. Our salespeople are compensated through a combination of base salary and commission.

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

Privacy

   We are committed to providing specialty content web publishers with Internet advertising solutions that benefit the web publishers while also preserving the privacy of their users. We are certified as complying with the privacy guidelines of TRUSTe, a non-profit organization whose goal is to promote the adoption of fair information practices on the web.

   We target advertising to users based upon their affinity for the specific content of a web site and as a result we do not need to use persistent cookies. Our ad server technology uses cookies that do not uniquely identify the user. We use cookies only for the purpose of monitoring what ads a user sees and what ads the user clicks on. Our cookies are not persistent, meaning they disappear as soon as the browser is closed. However, many advertisers on our network use third party ad servers who may use persistent cookies and may collect information about users.

   Unlike BURST!, most companies serving Internet advertising place persistent cookies on the user's computer when a user visits a web site. This allows them to track a user's activities on the Internet and broadcast ads to that user regardless of the context. Also, some Internet advertising companies have contemplated matching existing user profiles with names and other personally identifying information.

   Government regulators and the public have become increasingly aware of privacy concerns on the Internet. For example, class action law suits are pending against Yahoo! and Broadcast.com relating to their use of cookies. Also, DoubleClick is currently a defendant in several pending class action lawsuits alleging, among other things, that it unlawfully obtains and sells Internet users' personal information. DoubleClick is also the subject of a Federal Trade Commission inquiry concerning its collection and maintenance of information concerning Internet users. The New York Attorney General's office has asked DoubleClick for information relating to its collection, maintenance and sharing of information concerning users and its disclosure of those practices to Internet users. Further, the press has reported that the Michigan Attorney General has commenced legal proceedings against DoubleClick under Michigan's consumer protection laws. DoubleClick recently announced that it will not cross-reference information obtained from cookies against personal identifying information until privacy issues on the Internet are settled.

Competition

   The Internet advertising market is extremely competitive. We expect that this competition will continue to intensify in the future as a result of industry consolidations and the increasing number of advertising, media and Internet companies. Our ability to compete depends upon several factors, including the following:

  . our ability to aggregate a large network of specialty content web sites efficiently;

  . our customer service and support efforts;

  . our sales and marketing efforts;

  . the ease of use, performance, price and reliability of solutions developed by us;

  . the ability to adapt to the rapidly changing trends of the Internet; and

  . our ability to adapt and scale our technology as customer needs change and grow.

   Additional competitive factors include each competitor's reputation, knowledge of the advertising market, financial controls, geographical coverage, relationships with clients, technological capability and quality and breadth of services.

   As we expand the scope of our web services, we may face greater competition from a variety of web sites and other media companies across a wide range of different web services, including in vertical markets where competitors may have advantages in expertise, brand recognition and other factors. We currently compete with the following types of companies:

  . Internet advertising networks offered by several companies, such as Real Media, Inc., DoubleClick Inc., 24/7 Media, Inc., ValueClick, Inc., L90, Inc. and Engage Technologies, Inc.;

  . providers of ad space inventory management products and related services, such as AdForce, Excite@Home, DoubleClick Inc. and Engage Technologies, Inc.;

  . portals and search engines, such as Yahoo! Inc., America Online, Inc. and Lycos, Inc.; and

  . traditional advertising and direct marketing media, such as radio, cable, television, print and direct marketing.

   Our industry is consolidating rapidly, with several of our principal competitors, including CMGI, DoubleClick, Engage Technologies and 24/7 Media, having announced or completed numerous acquisitions in recent months. While we currently face fragmented competition in many markets, this consolidation may lead to changes in our competitors and the size and resources of our competitors in the near term.

Intellectual Property

   We currently rely on a combination of copyright and trademark laws, trade secret protection and confidentiality or license agreements with our employees and consultants. We generally control access to and distribution of our technologies, documentation and other proprietary information. Despite these efforts, unauthorized parties may attempt to disclose or obtain use of our advertising solutions or technologies. Our precautions may not prevent misappropriation of our advertising solutions or technologies, particularly in foreign countries where laws or law enforcement practices may not protect our rights as fully as in the United States. We believe that factors such as the technological and creative skills of our personnel, new product and service offerings, brand recognition and reliable customer service are more important to establishing and maintaining our position in the marketplace, than the legal protection of our technology.

   The computer software market is characterized by frequent and substantial intellectual property litigation. Actions could be brought by third parties claiming that our products or technology infringe patents or copyrights owned by others. Any claims could result in litigation, which would be time-consuming and expensive to defend and divert our time and attention. Even if we prevail, this litigation could cause our business, results of operations and financial condition to suffer. Please see "Risk Factors--Enforcement of third-party intellectual property rights could harm our business and competitive position" for more information.

Employees

   As of March 15, 2000, we had 65 employees in our sales and marketing, technology and product development and general and administrative departments. We are not subject to a collective bargaining agreement, and we believe that we maintain excellent relationships with our employees.

Facilities

   Our principal executive offices are located in Burlington, Massachusetts, where we lease approximately 27,561 square feet under two subleases that expire on September 30, 2002 and November 30, 2002. We also lease space in New York City for sales personnel. We believe that our existing facilities are adequate to meet our current operations, however, we continually evaluate our facilities requirements and believe that suitable additional space will be available in the future on commercially reasonable terms.

Legal Proceedings

   We are not a party to any material legal proceedings.

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

                                  MANAGEMENT

Directors, Executive Officers and Key Employees

   Our executive officers and directors, their ages, positions and director classes, as of March 1, 2000 are as follows:

Name                     Age Position                                         Class
----                     --- --------                                         -----
G. Jarvis Coffin III.... 42  President, Chief Executive Officer and Director
William E. B. Davlin.... 34  Chief Financial Officer and Director
Robert C. Hanna......... 50  Senior Vice President of Sales and Director
David E. Stein.......... 33  Senior Vice President of Technology and Director
William S. Burns, Jr.... 46  Vice President, Marketing
Laurent A. Hevey........ 49  Vice President and Controller
Harry R. Klein.......... 51  Vice President, Operations
Bonnie J. Souness....... 36  Vice President, Member Services
Ralph C. Guild.......... 72  Director
Thomas S. Roberts....... 36  Director
John R. Carroll......... 31  Director

   BURST! intends to appoint two additional independent directors prior to the consummation of this offering.

   G. Jarvis Coffin III is a co-founder of BURST! and has served as its President and Chief Executive Officer since its inception in October 1995 and as a Director since January 2000. From September 1993 to October 1995, Mr. Coffin worked at the Los Angeles Times where he was Director of National Advertising. Prior to that, Mr. Coffin was Vice President of Sales at Business Week from September 1991 to September 1993. From 1985 to 1991, Mr. Coffin was employed at USA Today, where he held various positions, including Director of Northeastern Sales. Mr. Coffin has been a member of the Advertising Club of New York and the Lantern Club of Boston and was Chairman of the Newspaper Association of America's Committee on Financial Advertising. Mr. Coffin obtained a B.A. in Political Science from Hobart College.

   William E. B. Davlin has served as Chief Financial Officer of BURST! since October 1996 and as a Director since January 2000. From September 1992 to October 1996, Mr. Davlin was a Research Associate for Royce & Associates, where he managed a small-cap equity portfolio. Royce & Associates is the fund management company for The Pennsylvania Mutual Fund and The Royce Family of Funds. From September 1988 to September 1992, Mr. Davlin was employed by The Equitable Financial Companies, where he served the last two years as a Financial Analyst in the Chief Investment Office. Mr. Davlin obtained an M.B.A., Beta Gamma Sigma, from Fordham University and a B.S. in Mechanical Engineering from The Lafayette College.

   Robert C. Hanna is a co-founder of BURST! and has served as its Senior Vice President of Sales since its inception in October 1995 and as a Director since January 2000. From February 1995 to October 1995, Mr. Hanna was Eastern Advertising Manager for the Los Angeles Times. Prior to that, from September 1988 to February 1995, he was General Manager of Times Mirror Magazines Outdoor Company, which includes Field & Stream, Outdoor Life, Yachting and Salt Water Sportsman. From May 1974 to October 1981, Mr. Hanna was Eastern Division Manager of 3M/Media Networks, Inc. Mr. Hanna obtained an M.B.A. from New York University's Stern School of Business and a B.A. from Penn State University.

   David E. Stein is a co-founder of BURST! and has served as its Senior Vice President of Technology since November 1995 and as a Director since
January 2000. In March 1995, Mr. Stein created the Nerd World Media Internet Subject Index, one of the earliest search directories on the Internet. From March 1991 until June 1996, Mr. Stein was Director of New Product Development for Damirus Corporation, a privately owned software company located in Burlington, Massachusetts. Prior to 1991, he was an electrical engineer for the Raytheon Company. Mr. Stein obtained a B.S., Tau Beta Pi, in Electrical Engineering from University of Vermont.

   William S. Burns, Jr. has served as Vice President, Marketing since joining BURST! in November 1999. From April 1978 to October 1999, Mr. Burns held several marketing communications positions with Liberty Mutual Insurance Company in Boston, including Vice President of Communications Support, for which he was responsible for providing strategic brand building guidance to Liberty Mutual's Personal, Commercial, Group and Individual Life Strategic Business units. Mr. Burns has been a member of the Association of National Advertisers and the Executive Committee of Junior Achievement of Eastern Massachusetts. Mr. Burns obtained a B.A. in English Literature and Fine Arts from the University of Northern Colorado at Greeley.

   Laurent A. Hevey has served as Vice President and Controller since he joined BURST! in February 1999. Prior to his start at BURST!, from January 1994 to December 1998, Mr. Hevey served as Controller for Amherst Computer Products, a distributor of computer equipment and supplies. From January 1993 to December 1993, Mr. Hevey provided consulting services to a start up medical products company. From August 1988 to December 1992, Mr. Hevey served as Controller for Cambridge Energy Research Associates, Inc., a global energy research and consulting company where he provided financial control and direction for management. Prior to July 1988, Mr. Hevey was an Operations Controller for New England Business Services Inc. which manufactures and imprints business forms for sales. Mr. Hevey is a Certified Public Accountant and obtained a M.S. in Finance and an M.B.A. from Bentley College and a B.S. in Business from Northeastern University.

   Harry R. Klein has served as Vice President, Operations since he joined BURST! in January 2000. Prior to his start with BURST!, from September 1992 to March 1999, Mr. Klein served as President and Chief Executive Officer of Granite Communications Inc., which supplied hand held wireless communication devices. From June 1984 to August 1992, Mr. Klein worked for Unisys Defense Systems, a supplier of militarized and governmental products. During his time at Unisys, Mr. Klein served as Director of NEXRAD Operations, Vice President of Postal Systems, and Vice President of Operations. Mr. Klein obtained a B.S. in Electrical Engineering from Florida Technical College.

   Bonnie J. Souness has served as Vice President, Member Services since she joined BURST! in February 2000. From January 1999 to December 1999, Ms. Souness served as Director of Customer Service for Trend-Lines, Inc. From December 1996 to January 1999, Ms. Souness served as Assistant Manager of Operations-- Intelligent Transportation Systems for the Cross County Motor Club. Prior to that, Ms. Souness served as Technical Operations Supervisor for Continental Cablevision. Ms. Souness obtained a B.S. in Management from Lesley College and an A.B.A. from Holyoke Community College and is a candidate for an M.B.A. from Franklin Pierce College.

   Ralph C. Guild has served as Director of BURST! since January 2000. He is the Chairman and Chief Executive Officer of Interep National Radio Sales, Inc. Mr. Guild has been employed in various capacities by Interep or its predecessors since 1957. In November 1991, Mr. Guild became one of the first inductees into the Broadcasting Hall of Fame. Mr. Guild serves on the Boards of Trustees of the Museum of Television & Radio, the Center for Communications and the University of the Pacific. In April 1998, Mr. Guild received the Golden Mike Award from the Broadcasters Foundation for outstanding contributions to the radio industry.

   Thomas S. Roberts has served as Director of BURST! since January 2000. Mr. Roberts currently heads the Boston office of Summit Partners, a private equity firm where he has been General Partner since 1992. He is also a director of Ameripath Inc. and several private companies. Mr. Roberts obtained an A.B. from Princeton University and an M.B.A. from Harvard Business School, where he was a Baker Scholar.

   John R. Carroll has served as Director of BURST! since January 2000. From September 1998 through the present, Mr. Carroll has served as an Investment Manager for Summit Partners. Prior to that, from June 1996 to August 1996, Mr. Carroll served as a Summer Associate at Bain & Company. From March 1993 to June 1996, Mr. Carroll served as an Associate of Summit Partners. Mr. Carroll obtained an M.B.A. from the J.L. Kellogg Graduate School of Management and a B.A. in Economics from Dartmouth College.

Board Composition

   We currently have seven members on our board of directors. Our certificate of incorporation provides for a board of directors of at least three but not more than nine directors, divided into three classes of directors. The members of these classes are as nearly equal in number as possible and serve staggered three-year terms. As a result, approximately one-third of our board of directors will be elected each year.

Board Compensation

   Other than reimbursing directors for customary and reasonable expenses of attending board and committee meetings, we do not currently compensate our non-employee directors.

Board Committees

   Our Board of Directors has established both an audit committee and a compensation committee. The audit committee reviews our internal accounting procedures and consults with and reviews the results and scope of the audit and other services provided by our independent accountants. The current members of the audit committee are Mr. Coffin, Mr. Roberts and Mr. Guild. The compensation committee administers our stock option plan and reviews and approves the compensation and benefits for our key executive officers and any of their employed relatives. This committee also establishes and reviews general policies relating to compensation and benefits of our employees. The current members of the compensation committee are Mr. Roberts and Mr. Guild.

Executive Compensation

   The following table sets forth all compensation awarded to, earned by or paid to our Chief Executive Officer and the other executive officers whose total compensation exceeded $100,000 in 1999 for services rendered to us in all capacities during 1999.

                           Summary Compensation Table

                                                                    Other
Name and Principal Position                         Salary (1) Compensation (2)
---------------------------                         ---------- ----------------
G. Jarvis Coffin III...............................  $ 81,875      $ 30,000
 President and Chief Executive Officer
William E. B. Davlin...............................    81,875        30,000
 Chief Financial Officer
Robert C. Hanna....................................    81,875        30,000
 Senior Vice President of Sales

--------
(1) During 1999, BURST! was a limited liability company, and these amounts constitute guaranteed distributions to these persons as members of the limited liability company.
(2) These amounts reflect loans forgiven during 1999.

   The base compensation of Mr. Coffin, Mr. Davlin, Mr. Hanna and Mr. Stein will be increased to an annual amount of $250,000 as of the closing of this offering.

Option Grants in 1999

   No options were granted to the executives named in the Summary Compensation Table during the year ended December 31, 1999.

2000 Stock Option Plan

   Our 2000 Stock Option Plan was adopted by the board of directors on    ,
2000 and provides for awards of options to purchase shares of our common stock, including incentive stock options and nonstatutory stock options. The board of
directors has reserved a total of     shares of common stock for issuance under
our 2000 Stock Option Plan.

   The compensation committee of the board of directors administers the 2000 Stock Option Plan. The board of directors may amend the 2000 Stock Option Plan without further action by our stockholders, except as required by applicable law. The 2000 Stock Option Plan will remain in effect until terminated by the board of directors or for a term of 10 years from its original adoption date, whichever is earlier.

   The compensation committee will determine the exercise price of options granted under the 2000 Stock Option Plan, but in no event will the exercise price for any incentive stock option be less than 100% of the fair market value of a share of the common stock on the date of the grant. If the committee grants an incentive stock option to an employee who holds 10% or more of our outstanding common stock on the date of the grant, the exercise price for this option may not be less than 110% of the fair market value of a share of the common stock on the date of the grant. The committee will also determine the term and the vesting of options granted under the 2000 Stock Option Plan. However, no option will have an expiration date of more than 10 years from the date of grant.

   The 2000 Stock Option Plan provides that, in the event of a change in our capitalization, the compensation committee will have authority to adjust the terms of outstanding options and options available for grant under the 2000 Stock Option Plan.

   The compensation committee has granted our employees options to purchase up
to     shares of common stock under the 2000 Stock Option Plan. These options will be effective upon the closing of this offering, have exercise prices
ranging from $    per share to $    per share and have an average exercise
price of $    per share. Please see "Management's Discussion and Analysis of
Financial Condition and Results of Operations" for a discussion of compensation expenses associated with these option grants.

Limitation of Liability and Indemnification Matters

   To the extent permitted by the Delaware General Corporation Law, we have included in our certificate of incorporation a provision to eliminate the personal liability of our directors for monetary damages for breach or alleged breach of their fiduciary duties as directors, subject to exceptions. In addition, our bylaws require us to indemnify our officers and directors under specific conditions, including those circumstances in which indemnification would otherwise be discretionary, and require us to advance expenses to our officers and directors as incurred in connection with proceedings against them for which they may be indemnified. We are also in the process of obtaining directors' and officers' liability insurance.

   We are not aware of any pending or threatened litigation or proceeding involving one of our directors, officers, employees or agents in which indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for indemnification. We believe that our charter and bylaw provisions are necessary to attract and retain qualified persons as directors and officers.

                              CERTAIN TRANSACTIONS

   Mr. Stein, our Senior Vice President of Technology, owns and operates one of the BURST! network web sites. In 1999, we paid Mr. Stein advertising fees of approximately $24,000 with respect to this web site, and at December 31, 1999 we owed Mr. Stein advertising fees of approximately $10,000 with respect to this web site. Mr. Stein also advertises this web site on the BURST! network, and Mr. Stein paid us approximately $3,000 in 1999 for this advertising. Our advertising payments to Mr. Stein and Mr. Stein's advertising payment to us were calculated at the rates paid to and received from BURST! network members generally. We are also temporarily providing office space and equipment to Mr. Stein for the web site. He paid us approximately $6,000 in 1999 for these services, and we believe this amount is the approximate market value of these services.

   In January 2000, in connection with the issuance of $15 million of our Series C limited liability company interests to Summit Ventures V, L.P. and its affiliates, we entered into an amended and restated operating agreement. This agreement may require a special distribution to Summit in connection with the closing of our initial public offering. The special distribution would be calculated as follows:

  . if our initial public offering equity valuation, without taking into account the shares issued in this offering, is below or equal to $145 million, we are required to pay Summit $15 million plus interest on that amount at 4.5% compounded annually from January 31, 2000;

  . if our initial public offering equity valuation, without taking into account the shares issued in this offering, is greater than $145 million and less than $216 million, we are required to pay Summit an amount equal to $15 million plus interest on that amount at 4.5% compounded annually from January 31, 2000, multiplied by a percentage that will decrease linearly from 100% if such equity valuation equals $145 million to 0% if such equity valuation equals $216 million; or

  . if our initial public offering equity valuation, without taking into account the shares issued in this offering, is equal to or greater than $216 million, we are not required to pay Summit a special distribution.

For the purposes of our agreement with Summit, our initial public offering equity valuation, without taking into account the shares issued in this offering, is determined by subtracting the number of shares offered by us in the offering from the number of shares of common stock to be outstanding after the offering and multiplying the total by the offering price.

   Some holders of our common stock have registration rights with respect to their shares of common stock. Please see "Description of Capital Stock-- Registration Rights."

                            PRINCIPAL STOCKHOLDERS

   The following table sets forth information with respect to the beneficial
ownership of our common stock as of     , 2000, and as adjusted to reflect
this offering and the conversion of the limited liability company interests into common stock upon the closing of this offering, for each of the following persons:

   . each person or entity who we know to beneficially own 5% or more of the outstanding common stock;

   . each of the named executives;

   . each of our directors; and

   . all of our directors and executive officers as a group.

   Unless otherwise indicated, the address of each beneficial owner listed below is c/o BURST! Media, Inc., 8 New England Executive Park, Burlington, MA 01803.

   Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are
currently exercisable or exercisable within 60 days of      , 2000 are deemed
outstanding. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of each other person. Except as indicated in the footnotes to this table and under applicable community property laws, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite that stockholder's name.

                                               Percentage of Shares Outstanding
                                               --------------------------------
                             Number of Shares
Name of Beneficial Owner    Beneficially Owned Before Offering  After Offering
------------------------    ------------------ ---------------  --------------
Interep Radio Sales, Inc.
 (1)......................
Entities affiliated with
 Summit Partners LLC
 (2)(3)(4)................
G. Jarvis Coffin III......
William E. B. Davlin......
Robert C. Hanna...........
David E. Stein............
Thomas S. Roberts(4)......
John R. Carroll(4)........
Ralph C. Guild(5).........
All executive officers and
 directors as a group.....

--------
(1) Interep's address is 100 Park Avenue, New York, NY 10017.
(2) Includes     shares owned by Summit Ventures V, L.P.,     shares owned by
    Summit V Advisors Fund (QP), L.P.,     shares owned by Summit V Advisors
    Fund, L.P. and     shares owned by Summit Investors III, L.P.
(3) Summit's address is 600 Atlantic Avenue, Suite 2800, Boston, MA 02210.
(4) Mr. Roberts and Mr. Carroll, two of our directors, are affiliated with Summit Partners LLC, the general partner of Summit Ventures V, which is the general partner of Summit Ventures V, L.P., Summit V Advisors Fund
    (QP), L.P. and Summit V Advisors Fund, L.P. Summit Partners, LLC through an investment committee has voting and dispositive authority over the shares held by those entities and Summit Investors III, L.P. Mr. Roberts and Mr. Carroll do not have voting or dispositive authority over those shares and disclaim beneficial ownership except to the extent of their beneficial interest in these shares. Their business address is the same as Summit's business address.
(5) Mr. Guild owns the majority of Interep's common stock and may be deemed to beneficially own shares of our common stock owned by Interep. His business address is the same as Interep's business address.

                          DESCRIPTION OF CAPITAL STOCK

   The following descriptions of our capital stock and material provisions of our certificate of incorporation and bylaws are summaries and are qualified by reference to our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus is a part.

   We are authorized to issue up to    shares of common stock, par value $
per share, and     shares of preferred stock, par value $    per share.

Common Stock

   As of      , 2000, there were     limited liability company interests
outstanding held of record by    members.

   Based upon the number of limited liability company interests outstanding as
of that date and giving effect to the issuance of an aggregate of     shares of
common stock to reflect this offering and the conversion of all outstanding
limited liability company interests, there will be approximately    shares of
common stock outstanding upon the closing of this offering.

   All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and nonassessable. Holders of common stock are entitled to one vote per share in all matters to be voted on by the stockholders and do not have cumulative voting rights. Accordingly, subject to any voting rights granted to holders of any preferred stock, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably those dividends, if any, as may be declared by the board of directors out of funds legally available therefor, subject to any preferential dividend rights of any outstanding preferred stock. In the event of a liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, after prior distribution rights of shares of preferred stock then outstanding, if any. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

   Under our certificate of incorporation, the board of directors is
authorized, without further stockholder approval, to issue up to     shares of
preferred stock in one or more series and to designate and alter all rights (including voting rights), preferences, privileges and qualifications, limitations, restrictions granted to or imposed upon any wholly unissued series of stock. The board of directors is also authorized to determine the number of shares constituting any such series and to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series. The board of directors may authorize the issuance of preferred stock with voting, conversion or other rights that are senior to the rights of the holders of common stock. To date, no shares of preferred stock have been
designated, leaving all     shares available for designation in the future.
Upon the completion of this offering, all of our outstanding limited liability company interests will be converted into common stock, and no shares of preferred stock will be outstanding.

         shares of preferred stock are available for designation in the future and could thus be issued quickly with terms calculated to delay or prevent a change in control of BURST! or to make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the common stock and may adversely affect the voting and other rights of the holders of common stock. Upon the closing of the offering, no shares of preferred stock will be outstanding, and we have no current plans to issue any of the preferred stock.

Registration Rights

   Our amended and restated operating agreement dated as of January 31, 2000 provides for the following registration rights:

  . Demand registration rights. Following the closing of this offering, the
    holders of the     shares issued upon conversion of our Series C limited
    liability company interests have the right to demand that we register their shares under the Securities Act. The holders may exercise their demand registration rights up to two times on Form S-1 and an unlimited number of times on Form S-3. The number of shares that can be registered is subject to limitations that an underwriter may impose. After a demand for registration is made, holders of the shares issued upon conversion of our Series B and Series C limited liability company interests may utilize the piggyback registration rights described below. BURST! will be responsible for paying all registration and selling expenses.

  . Piggyback registration rights. Any time we file a registration statement to register any of our securities for our own account or the account of
    any of our stockholders, the holders of the     shares issued upon
    conversion of our Series B and Series C limited liability company interests may request to have their shares included in the registration under the Securities Act. We are required to use our best efforts to register all of the common stock that each holder has requested that we include in the registration for public resale. The number of times such rights may be exercised is unlimited, but the number of shares that can be included in the registration at any one time is subject to limitations that an underwriter may impose. BURST! will be responsible for paying all registration and selling expenses.

   The purchase agreement dated as of February 10, 1999 between BURST! Media, LLC and Interep National Radio Sales, Inc. provides an additional registration right for Interep's 1,400,000 Series B limited liability company interests and any common stock into which they are converted.

  . Piggyback registration rights. If we register any of our common stock either for our own account or for the account of other security holders, Interep may request to have its shares included in the registration under the Securities Act. We are required to use our best efforts to include these shares of common stock in the registration for public resale in an amount that is equal to the ratio that Interep's shares bear to the total equity in BURST!. The number of shares that can be registered is subject to limitations that an underwriter may impose. BURST! will be responsible for paying all registration and selling expenses.

   In our amended and restated operating agreement, Interep agreed to a limitation on its piggyback registration rights provided for in its purchase agreement. Interep must obtain the prior written consent of Summit Ventures V, L.P. and its affiliates, which may be given or withheld in Summit's sole discretion.

Anti-Takeover Effects of Provisions of Delaware Law and Our Certificate of Incorporation

 Section 203 of the Delaware General Corporation Law

   We are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. Generally, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of
Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock.

 Classified Board of Directors

   Our certificate of incorporation provides for our board of directors to be divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered three-year terms. As a result, approximately one-third of our board of directors will be elected each year. The classified board provision will help assure the continuity and stability of our board of directors and our business strategies and policies as determined by our board of directors. The classified board provision could have the effect of discouraging a third party from making an unsolicited tender offer or otherwise attempting to obtain control of us without the approval of our board of directors. In addition, the classified board provision could delay stockholders who do not like the policies of our board of directors from electing a majority of our board of directors for two years.

 Preferred Stock

   We may issue preferred stock, which may have the effect of delaying, deferring or preventing a change in control by making it more difficult for a third party to acquire a majority of our outstanding voting stock. Please see "Description of Capital Stock--Preferred Stock" for more information.

Transfer Agent and Registrar

   The transfer agent and registrar for our common stock is    . Its telephone
number for such purposes is      .

Listing

   We have applied to list our common stock on the Nasdaq National Market under the trading symbol "BRSM."

                        SHARES ELIGIBLE FOR FUTURE SALE

   Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect market prices. Upon completion of this offering, we will
have outstanding an aggregate of     shares of common stock, assuming no
exercise of the underwriters' over-allotment option and no exercise of
outstanding options. Of these shares, the     shares sold in the offering will
be freely tradeable without restriction or further registration under the Securities Act, except that any shares purchased by our "affiliates," as that term is defined in Rule 144 of the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below. All other outstanding shares not sold in this offering will be deemed "restricted securities" as defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 promulgated under the Securities Act, which rules are summarized below. Subject to the lock-up agreements described below and the provisions of Rules 144 and 701, additional shares will be available for sale in the public market as follows:

 Approximate Number of
  Shares Eligible for
      Future Sale                                              Date
 ---------------------                                         ----
      . . . ............ After the date of this prospectus, freely tradeable shares sold in this offering.
      . . . ............ After 180 days from the date of this prospectus, a 180-day lock-up is released and these shares are freely tradeable.
      . . . ............ After 180 days from the date of this prospectus, a 180-day lock-up is released and these shares are saleable under Rule 144, subject, in some cases, to volume limitations, or Rule 701.
      . . . ............ After 180 days from the date of this prospectus, restricted securities that are held for less than one year and are not yet saleable under Rule 144.

   In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person, or persons whose shares are aggregated, who has beneficially owned shares of our common stock for at least one year, including the holding period of any prior owner, except if the prior owner was one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  . 1% of the number of shares of our common stock then outstanding (which
    will equal approximately     immediately after this offering); or

  . the average weekly trading volume of our common stock on the Nasdaq
    National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

   Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about BURST!.

   Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold or at least two years, including the holding period of any prior owner except one of our affiliates, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144; therefore, unless otherwise restricted, 144(k) shares could be sold immediately upon the completion of this offering.

   Under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell these shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with restrictions, such as the holding period, contained in Rule 144. However, because all shares that we have issued under Rule 701 are subject to lock-up agreements, they will only become eligible for sale when the 180-day lock-up agreements expire. As a result, they may be sold 90 days after this offering only if the holder obtains the prior written consent of Banc of America Securities LLC.

   All of our officers, directors, and other existing stockholders have agreed not to sell, transfer, offer or otherwise dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of Banc of America Securities LLC for a period of 180 days after the date of this prospectus.

   Upon completion of this offering, some of the holders of shares of our common stock, or their transferees, will be entitled to rights with respect to the registration of their shares under the Securities Act. Please see "Description of Capital Stock--Registration Rights" for a description of these registration rights. Registration of these shares under the Securities Act would result in such shares becoming freely tradeable without restriction under the Securities Act (except for shares purchased by our affiliates) immediately upon the effectiveness of a registration.

   We intend to file a registration statement under the Securities Act covering shares of our common stock reserved for issuance upon exercise of options granted under our 2000 Stock Option Plan. Please see "Management--2000 Stock Option Plan" for more information on this plan. This registration statement is expected to be filed and become effective as soon as practicable after the effective date of this offering. Accordingly, shares registered under this registration statement will, subject to the 180-day lock-up period and to Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market, unless these shares are subject to vesting restrictions with
us. We expect to grant options to purchase     shares of common stock that will
vest over four years in connection with the closing of this offering.

                                  UNDERWRITING

General

   We are offering the shares of common stock described in this prospectus through a number of underwriters. Banc of America Securities LLC, First Union Securities, Inc. and Raymond James & Associates, Inc. are the representatives of the underwriters. We have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, the number of shares of common stock listed next to its name below at the public offering price, less the underwriting discounts and commissions described on the cover page of this prospectus:

   Underwriters                                                 Number of Shares
   ------------                                                 ----------------
   Banc of America Securities LLC..............................
   First Union Securities, Inc.................................
   Raymond James & Associates, Inc.............................
     Total.....................................................
                                                                    -------
                                                                    =======

   The underwriting agreement is subject to a number of terms and conditions and provides that the underwriters must buy all of the shares if they buy any of them. The underwriters will sell the shares to the public when and if the underwriters buy the shares from us.

   The underwriters initially will offer the shares to the public at the price specified on the cover page of the prospectus. The underwriters may allow
selected dealers a concession of not more than $     per share. The
underwriters may also allow, and any other dealers may reallow, a concession of
not more than $     per share to some other dealers. If all the shares are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. No change in the public offering price will vary the proceeds to be received by us as specified on the cover page of the prospectus. The common stock is offered subject to a number of conditions, including:

  . receipt and acceptance of the common stock by the underwriters; and

  . the right on the part of the underwriters to reject orders in whole or in part.

   We have granted the underwriters an option to buy up to     additional
shares of common stock. These additional shares would cover sales of shares by the underwriters that exceed the number of shares specified in the table above. The underwriters may exercise this option at any time within 30 days after the date of this prospectus. If the underwriters exercise this option, they will each purchase, subject to a number of terms and conditions, additional shares approximately in proportion to the amounts specified above. If purchased, the underwriters will offer such additional shares on the same terms as those on
which the     shares are being offered.

   The following table shows the per shares and total underwriting discounts and commissions to be paid to the underwriters. These amounts are shown assuming no exercise and full exercise of the underwriters' option to purchase additional shares:

                                                      No Exercise Full Exercise
                                                      ----------- -------------
   Per share underwriting discounts and
    commissions.....................................     $            $
   Total underwriting discounts and commissions to
    be paid by us...................................     $            $

   The expenses of the offering, not including the underwriting discounts and
commissions, are estimated to be approximately $    and will be paid by us.
Expenses of the offering, exclusive of the underwriting discounts and commissions, include the SEC filing fee, the NASD filing fee, Nasdaq listing fees, printing expenses, transfer agent and registrar and other miscellaneous fees.

   We, our executive officers, directors, other existing stockholders and all holders of stock options have entered into lock-up agreements with the underwriters. Under these agreements, subject to exceptions, we may not issue any new shares of common stock, and our executive officers and directors, other existing stockholders and all holders of stock options may not offer, sell, contract to sell or otherwise dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus. At any time and without notice, Banc of America Securities LLC may, in its sole discretion, release all or some of the securities from these lock-up agreements. All holders of demand or incidental registration rights have waived these rights with respect to the offering.

   We will indemnify the underwriters against some liabilities, including some liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

   We have applied for quotation of our common stock on the Nasdaq National Market under the symbol "BRSM."

   One or more of the underwriters may facilitate the marketing of this offering online, either directly or through one or more of their affiliates. In those cases, prospective investors may view offering terms and a prospectus online and, depending upon the particular underwriter, place orders online or through their financial advisors.

   In connection with the offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of the common stock. These transactions may include:

  . short sales;

  . over-allotment;

  . syndicate covering transactions;

  . purchases to cover positions created by short sales; and

  . stabilizing transactions.

   Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. In order to cover a short position, the underwriters may bid for and purchase shares of common stock in the open market or may exercise their over-allotment option. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

   The underwriters may also impose a penalty bid. This means that if the representatives purchase shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of the offering to repay the underwriting discounts and commissions received by them.

   As a result of these activities, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq National Market, in the over-the-counter market or otherwise.

   The underwriters do not expect sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by the prospectus.

   Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between us and the underwriters. The primary factors to be considered in such negotiations are:

  . our history and prospects, and the history and prospects of the industry in which we compete;

  . our past and present financial performance;

  . an assessment of our management;

  . the present state of our development;

  . our prospects for future earnings;

  . the prevailing market conditions of the applicable U.S. securities market at the time of this offer;

  . market valuations of publicly traded companies that we and the representatives believe to be comparable to us; and

  . other factors deemed relevant, such as the evaluation of the above factors in relation to the market valuation of companies in related businesses.

   At our request, the underwriters have reserved up to 5% of the common stock offered hereby for sale to our employees, family and friends, directors, specific clients and third party vendors at the initial public offering price set forth on the cover page of this prospectus. These persons must commit to purchase no later than the close of business on the day following the date of this prospectus and will be required to sign a 180 day lock-up agreement with us. The number of shares available for sale to the general public will be reduced to the extent such persons purchase these reserved shares.

                                 LEGAL MATTERS

   Legal matters relating to this offering are being passed upon for us by Arent Fox Kintner Plotkin & Kahn, PLLC, Washington, D.C. Certain legal matters relating to this offering will be passed upon for the underwriters by Shearman & Sterling, New York, New York.

                                    EXPERTS

   The financial statements included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed with the Securities and Exchange Commission in Washington, D.C. a registration statement on Form S-1 under the Securities Act with respect to the common stock covered under this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules filed with the registration statement. Some items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to BURST! and the common stock covered by this prospectus, reference is made to the registration statement and the exhibits filed as a part thereof. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are, in each case, qualified in all respects by reference to such exhibit. Upon completion of the offering, we will be subject to the informational requirements of the Securities Exchange Act of 1934, and in accordance with the Exchange Act, will file reports and other information with the SEC. The registration statement, including exhibits, as well as reports and other information which we file with the SEC, may be inspected without charge at the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices at Seven World Trade Center, 13th Floor, New York, NY 10048, and Citicorp Center, 500 West Madison Street, Chicago, IL 60661. Copies of such materials can also be obtained at prescribed rates from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Electronic filings made through the Electronic Data Gathering Analysis and Retrieval System are publicly available through the SEC's web site at http://www.sec.gov.

   We will issue to our stockholders annual reports and, upon request, will make available unaudited quarterly reports for the first three quarters of each fiscal year. Annual reports will include audited financial statements and reports of our independent auditors with respect to the audit of these financial statements.

                               BURST! MEDIA, LLC
                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Independent Auditors' Report.............................................  F-2
Balance Sheets as of December 31, 1998 and 1999..........................  F-3
Statements of Operations for the years ended December 31, 1997, 1998 and
 1999....................................................................  F-4
Statements of Members' Equity for the years ended December 31, 1997, 1998 and 1999................................................................  F-5
Statements of Cash Flows for the years ended December 31, 1997, 1998 and
 1999....................................................................  F-6
Notes to Financial Statements............................................  F-7

                          INDEPENDENT AUDITORS' REPORT

To the Members
BURST! Media, LLC
Burlington, MA

   We have audited the accompanying balance sheets of BURST! Media, LLC (the "Company") as of December 31, 1998 and 1999, and the related statements of operations, members' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
January 24, 2000 (January 31, 2000 as to Note 7 and March 23, 2000 as to the first paragraph of Note 3)

                               BURST! MEDIA, LLC

                                 BALANCE SHEETS

                                                December 31,         Pro forma
                                            ----------------------   December
                                               1998        1999        1999
                                            ----------  ----------  -----------
                                                                    (unaudited)
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents................ $  253,919  $2,365,817
  Restricted cash..........................        --      250,000
  Accounts receivable, less allowance for
   doubtful accounts of $0 in 1998 and
   $225,000 in 1999........................    982,928   3,022,134
  Prepaid expenses and other current
   assets..................................     20,413     111,399
                                            ----------  ----------
    Total current assets...................  1,257,260   5,749,350
                                            ----------  ----------
PROPERTY AND EQUIPMENT, net................     49,675     335,453
OTHER ASSETS...............................        800         400
                                            ----------  ----------
    TOTAL ASSETS........................... $1,307,735  $6,085,203
                                            ==========  ==========
LIABILITIES AND MEMBERS'/ STOCKHOLDERS'
EQUITY
CURRENT LIABILITIES:
  Due to web sites......................... $  659,315  $2,075,922
  Accrued compensation.....................     27,065     267,580
  Accrued expenses, other..................        --       27,335
  Customer deposits........................     20,700     159,591
  Accounts payable.........................     36,440      70,179
                                            ----------  ----------
    Total current liabilities..............    743,520   2,600,607
                                            ----------  ----------
MEMBERS'/STOCKHOLDERS' EQUITY:
  Notes receivable--members................    (90,000)        --
  Series A units, 8,600,000 economic units
   issued and outstanding, 8,570,433 of
   which are participating units in 1998
   and 1999................................    945,378     945,378
  Series B units, 1,400,000 economic and
   participating units issued and
   outstanding.............................        --    3,000,000
  Common stock, $.01 par value 45,000,000
   shares authorized on a pro forma basis
   10,000,000 shares issued and
   outstanding, on a pro forma basis.......        --          --      100,000
  Additional paid-in capital...............     40,000      52,500   3,897,878
  Deferred compensation....................    (82,701)    (33,080)    (33,080)
  Accumulated deficit......................   (248,462)   (480,202)   (480,202)
                                            ----------  ----------  ----------
    Total members'/stockholders' equity....    564,215   3,484,596   3,484,596
                                            ----------  ----------  ----------
    TOTAL LIABILITIES AND MEMBERS'/
     STOCKHOLDERS' EQUITY.................. $1,307,735  $6,085,203  $6,085,203
                                            ==========  ==========  ==========

                See accompanying notes to financial statements.

                               BURST! MEDIA, LLC

                            STATEMENTS OF OPERATIONS

                                                Years Ended December 31,
                                            ----------------------------------
                                               1997        1998        1999
                                            ----------  ----------  ----------
REVENUE.................................... $  686,910  $2,404,847  $8,743,320
COST OF REVENUE............................    457,043   1,561,296   5,477,580
                                            ----------  ----------  ----------
GROSS PROFIT...............................    229,867     843,551   3,265,740
                                            ----------  ----------  ----------
OPERATING EXPENSES:
  Sales and marketing .....................    289,320     529,977   2,005,778
  General and administrative...............     67,145     236,597     923,563
  Technology and product development.......    101,634     160,595     689,880
                                            ----------  ----------  ----------
Total operating expenses...................    458,099     927,169   3,619,221
                                            ----------  ----------  ----------
LOSS FROM OPERATIONS.......................   (228,232)    (83,618)   (353,481)
                                            ----------  ----------  ----------
OTHER INCOME:
  Interest income..........................      5,803      20,548      81,469
  Other income.............................     27,783      14,336      40,272
                                            ----------  ----------  ----------
Total other income.........................     33,586      34,884     121,741
                                            ----------  ----------  ----------
NET LOSS................................... $ (194,646) $  (48,734) $ (231,740)
                                            ==========  ==========  ==========
NET LOSS PER UNIT--Basic and diluted....... $    (0.02) $    (0.01) $    (0.02)
                                            ==========  ==========  ==========
WEIGHTED AVERAGE UNITS OUTSTANDING--
 Basic and diluted.........................  8,057,899   8,600,000   9,846,575
                                            ==========  ==========  ==========


                See accompanying notes to financial statements.

                               BURST! MEDIA, LLC

                         STATEMENTS OF MEMBERS' EQUITY

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                        Notes          Series A            Series B       Additional
                     Receivable-- ------------------ --------------------  Paid-in     Deferred
                       Members      Units    Amount    Units     Amount    Capital   Compensation  Deficit     Total
                     ------------ --------- -------- --------- ---------- ---------- ------------ ---------  ----------
BALANCE, JANUARY 1,
 1997...............   $    --    7,733,430 $ 46,516       --  $      --   $   --     $     --    $  (5,082) $   41,434
Sale of Series A
 units..............        --      866,570  750,000       --         --       --           --          --      750,000
Notes receivable
 members............    (90,000)        --       --        --         --       --           --          --      (90,000)
Noncash compensa-
 tion...............        --          --   148,862       --         --       --      (148,862)        --          --
Amortization of
 noncash
 compensation.......        --          --       --        --         --       --        16,540         --       16,540
Noncash expenses....        --          --       --        --         --    10,000          --          --       10,000
Net loss............        --          --       --        --         --       --           --     (194,646)   (194,646)
                       --------   --------- -------- --------- ----------  -------    ---------   ---------  ----------
BALANCE, DECEMBER
 31, 1997...........    (90,000)  8,600,000  945,378       --         --    10,000     (132,322)   (199,728)    533,328
Amortization of
 noncash
 compensation.......        --          --       --        --         --       --        49,621         --       49,621
Noncash expenses....        --          --       --        --         --    30,000          --          --       30,000
Net loss............        --          --       --        --         --       --           --      (48,734)    (48,734)
                       --------   --------- -------- --------- ----------  -------    ---------   ---------  ----------
BALANCE, DECEMBER
 31, 1998...........    (90,000)  8,600,000  945,378       --         --    40,000      (82,701)   (248,462)    564,215
Noncash distribu-
 tion...............     90,000         --       --        --         --       --           --          --       90,000
Sale of Series B
 units..............        --          --       --  1,400,000  3,000,000      --           --          --    3,000,000
Amortization of
 noncash
 compensation               --          --       --        --         --       --        49,621         --       49,621
Noncash expenses....        --          --       --        --         --    12,500          --          --       12,500
Net loss............        --          --       --        --         --       --           --     (231,740)   (231,740)
                       --------   --------- -------- --------- ----------  -------    ---------   ---------  ----------
BALANCE, DECEMBER
 31, 1999...........   $    --    8,600,000 $945,378 1,400,000 $3,000,000  $52,500    $ (33,080)  $(480,202) $3,484,596
                       ========   ========= ======== ========= ==========  =======    =========   =========  ==========


                See accompanying notes to financial statements.

                               BURST! MEDIA, LLC

                            STATEMENTS OF CASH FLOWS

                                                Years Ended December 31,
                                             ---------------------------------
                                               1997       1998        1999
                                             ---------  ---------  -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss.................................. $(194,646) $ (48,734) $  (231,740)
  Adjustments to reconcile net loss to net
   cash used in operating activities:
    Depreciation and amortization...........    12,077     21,251       78,378
    Noncash expenses........................    10,000     30,000       12,500
    Noncash distribution....................       --         --        90,000
    Amortization of deferred compensation...   16, 540     49,621       49,621
    Increase (decrease) in cash from:
     Accounts receivable....................   (44,337)  (795,327)  (2,039,206)
     Prepaid expenses and other current
      assets................................    (3,356)   (17,057)     (90,986)
     Due to web sites.......................    15,937    534,566    1,416,607
     Accrued expenses.......................       --      27,065      267,850
     Customer deposits......................     3,002     17,698      138,891
     Accounts payable.......................     3,356     17,942       33,739
                                             ---------  ---------  -----------
      Total adjustments.....................    13,219   (114,241)     (42,606)
                                             ---------  ---------  -----------
      Net cash (used in) operating
       activities...........................  (181,427)  (162,975)    (274,346)
                                             ---------  ---------  -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment.......   (35,065)   (34,105)   (363,756)
                                             ---------  ---------  -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Sale of membership interest...............   725,000     25,000    3,000,000
  Loans to members..........................   (90,000)       --           --
  Increase in restricted cash...............       --         --      (250,000)
                                             ---------  ---------  -----------
      Net cash provided by financing
       activities...........................   635,000     25,000    2,750,000
                                             ---------  ---------  -----------
INCREASE (DECREASE) IN CASH.................   418,508   (172,080)   2,111,898
CASH, BEGINNING OF YEAR.....................     7,491    425,999      253,919
                                             ---------  ---------  -----------
CASH, END OF YEAR........................... $ 425,999  $ 253,919  $ 2,365,817
                                             =========  =========  ===========

SUPPLEMENTARY INFORMATION--There was no cash paid for interest or taxes for the years ended December 31, 1997, 1998 and 1999.


                See accompanying notes to financial statements.

                               BURST! MEDIA, LLC

                         NOTES TO FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

1. Nature of Business and Summary of Significant Accounting Policies

   Nature of Business--BURST! Media, LLC ("BURST!") was organized on January 8, 1996 (inception) as a New York limited liability company to represent the interests of web publishers by offering comprehensive Internet advertising solutions.

   The Operating Agreement of BURST! provides for a unit-based allocation of membership.

Summary of Significant Accounting Policies

   Cash and Cash Equivalents--BURST! considers all highly liquid investments with original maturities of three months or less when purchased to be cash and cash equivalents.

   Restricted Cash--Restricted cash represents amounts required to be kept on deposit as collateral under BURST!'s bank line of credit.

   Use of Estimates--The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

   Accounts Receivable--Accounts receivable was composed of the following amounts at December 31:

                                                             1998       1999
                                                           --------- -----------
   Amounts invoiced....................................... $ 660,902 $ 2,221,349
   Amounts uninvoiced.....................................   322,026   1,025,785
                                                           --------- -----------
                                                           $ 982,928 $ 3,247,134
                                                           ========= ===========

   All amounts included in the uninvoiced balance at December 31, 1999 were invoiced on or before January 7, 2000.

   Property and Equipment--Property and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the related assets (five years for office equipment and furniture and fixtures, term of the lease for leasehold improvements and three years for computer equipment). Property and equipment were composed of the following amounts:

                                                                1998     1999
                                                               ------- --------
   Computer equipment......................................... $75,745 $323,395
   Office equipment...........................................   9,239   76,850
   Leasehold improvements.....................................     --    35,995
   Furniture and fixtures.....................................     --    12,500
                                                               ------- --------
     Total....................................................  84,984  448,740
   Less accumulated depreciation and amortization.............  35,309  113,287
                                                               ------- --------
     Property and equipment, net.............................. $49,675 $335,453
                                                               ======= ========

                               BURST! MEDIA, LLC

   Impairment of Long-Lived Assets--BURST! evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Upon occurrence of an event or a change in circumstances, BURST! compares the carrying amount of an asset to the future undiscounted net cash flows to determine impairment. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less cost to sell.

   Revenue Recognition--Revenue is derived primarily from the delivery of advertising impressions or clicks on third-party websites comprising the BURST! network. Revenue is recorded at the gross amount of the advertising campaign and recognized in the period in which the campaign has been completed or for contracts lasting more than 30 days, revenue is recognized ratably over the contract period, provided collection of the resulting receivable is probable. Amounts payable to third-party web sites for advertisements displayed on such sites are recorded in the period the advertising impressions are delivered.

   Income Taxes--BURST! is organized as a limited liability company and is treated as a partnership for income tax purposes. As such, all income or loss reported by the entity flows through to the individual tax returns of the members. Therefore, there is no federal or state income tax provision recorded by BURST!.

   Equity-Based Compensation--BURST! uses the intrinsic-value method of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," to account for stock options granted to employees. Therefore, compensation expense related to employee options is recorded only if, on the date of grant, the fair value of the underlying equity exceeds the option exercise price. Compensation expense associated with option grants to nonemployees is measured using a fair value method in accordance with Statement of Financial Accounting Standards ("SFAS") No. 123 and Emerging Issues Task Force Issue No. 96-18.

   Concentration of Credit Risk--Customers exceeding 10% of BURST!'s revenues during the years ended December 31, 1997, 1998 and 1999 are as follows:

    Customer                                                      1997  1998  1999
    --------                                                      ----  ----  ----
    A............................................................  16%   11%    *
    B............................................................  12     *     *
    C............................................................  33     *     *
    D............................................................  16     *     *
                                                                  ---   ---   ---
                                                                   77%   11%    *
                                                                  ===   ===   ===

--------
* For periods in which a customer represented less than 10% of revenues, such customer's percent of revenue for that period is not presented.

   Financial Instruments--BURST!'s financial instruments include cash, accounts receivable, accounts payable and accrued expenses. At December 31, 1998 and 1999, the fair values of these instruments approximated their financial statement carrying amounts.

   Product Development Costs--Product development costs include expenses to develop, enhance, manage, monitor and operate the BURST! network. Product development costs are expensed as incurred. In March 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") No. 98-1, "Accounting for Costs of Computer Software Developed or Obtained for Internal Use," which provided guidance on accounting for the costs of computer software developed or obtained for internal use. SOP 98-1

                               BURST! MEDIA, LLC
was effective for financial statements for fiscal years beginning after December 15, 1998. BURST! adopted SOP 98-1 on January 1, 1999; costs incurred prior to the initial application of this new accounting pronouncement have not been adjusted to capitalize such amounts had SOP 98-1 been in effect when those costs were incurred. Implementation of SOP 98-1 did not have a material effect on BURST!'s financial position, results of operations or cash flows.

   Software Development Costs--Software development costs incurred in the process of developing product improvements or new products are charged to expenses as incurred.

   Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

   Based on BURST!'s product development process, technological feasibility is established upon the completion of a working model. Costs incurred by BURST! between completion of a working model and the point at which the product is ready for general release have been insignificant. Therefore, all software development costs have been expensed.

   Comprehensive Income--BURST! has adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from non-owner sources by major component. BURST! had no other reportable comprehensive income items to report, other than net loss, for any of the three years in the period ended December 31, 1999.

   Recently Issued Accounting Standards--In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which defines derivatives, requires that all derivatives be carried at fair value, and provides for hedge accounting when certain conditions are met. SFAS No. 133 is effective for BURST! in fiscal 2001. To date, BURST! has not entered into any derivative financial instruments or hedging activities.

   Loss per Unit--BURST! computed loss per unit in accordance with SFAS No. 128, "Earnings Per Share." Basic earnings per unit is computed by dividing income available to members by the weighted-average number of units outstanding for the period. Diluted earnings per unit reflects the potential dilution that could occur if securities or other contracts to issue units were exercised or converted into units or resulted in the issuance of units. No options, warrants, or contingently issuable membership units were included in the calculation of diluted loss per membership interest because their impact would have been anti-dilutive. The number of options to purchase membership units that would have been included had they not been anti-dilutive were 16,799, 71,059 and 125,320 for the years ended December 31, 1997, 1998 and 1999, respectively.

 Unaudited Financial Information and Unaudited Pro Forma Balance Sheet

   Upon completion of the proposed Initial Public Offering of BURST! stock (the "IPO"), BURST! will convert, on a one-for-one per unit basis, from a limited liability company to a C corporation with one class of common stock. In connection with this conversion, BURST! would then be subject to state and federal income taxes and would account for income taxes under SFAS 109, "Accounting for Income Taxes." The Company has determined that deferred taxes would result upon the reorganization to a C corporation. Any deferred tax asset will not be presented as a pro forma adjustment because the Company would have provided for a valuation allowance since utilization of deferred tax assets is uncertain based on the Company's history of net losses.

                               BURST! MEDIA, LLC

   The accompanying pro forma balance sheet as of December 31, 1999 gives effect to the Company's pending reorganization from a limited liability company to a C corporation as though the reorganization had occurred as of December 31, 1999.

2. Bank Line of Credit

   In June 1999, BURST! entered into a loan and security agreement with a bank that provides an available line of credit of $250,000. Borrowings bear interest at a base rate index, as established by the lender, which was 8.50% at December 31, 1999. The line of credit is subject to various covenants, is secured by a security interest in BURST!'s assets and requires a collateral deposit in the amount of $250,000 to be maintained. BURST! is required to repay all outstanding amounts due under the line at least once during each consecutive 12-month period during the term of the line. At December 31, 1999, BURST! had no borrowings outstanding. Subsequent to December 31, 1999 the line of credit was cancelled by BURST!.

3. Commitments

   In February of 1999, BURST! entered into a sublease agreement for office space. Subsequent to year end, in March, 2000, BURST! entered into a sublease for additional space in their Burlington facility. Future minimum annual lease payments, including operating leases entered into after year end are as follows:

      Years Ending
      December 31
      ------------
      2000........................................................... $  511,793
      2001...........................................................    673,233
      2002...........................................................    546,160
                                                                      ----------
                                                                      $1,731,186
                                                                      ==========

   Rent expense amounted to $10,000, $30,000 and $150,602 for the years ended December 31, 1997, 1998 and 1999, respectively, which in 1999 is net of sub-rental income of $6,219 and includes the fair value of donated space (Note 5). BURST! subleases space to a related party on a tenant-at-will basis.

4. Members' Equity

   On February 10, 1999, in connection with the sale of 14% of BURST!, Series A economic units were assigned to all existing members and participating units were offered to all existing members. Economic units measure a member's pro rata sharing in profits, losses and distributions. The participating units entitle members to participate in the management and affairs of BURST! and to vote on Company matters. Series A members may assign their participating and economic units to a spouse, child, adopted child, or stepchild. However, the assignee may not participate in the management of BURST!.

   On February 10, 1999, BURST! sold 1,400,000 units of Series B economic and participating units to Interep, a privately held entity in the radio advertising industry, for $3,000,000. Proceeds from the sale were received in three $1,000,000 installments on February 19, 1999, May 10, 1999 and August 13, 1999.

   Under the terms of the purchase agreement with Interep, the purchaser of the Series B units may, on or after the third anniversary of the date of the third installment was paid, put the units to BURST! for the right of first refusal for the repurchase of the aggregate consideration equal to $3,000,000, plus accrued interest from the date on which the installments were paid until the date of repurchase (unless prior to this date BURST!, by virtue of an initial public offering ("IPO"), or private sale of interests or a merger of BURST! with another

                               BURST! MEDIA, LLC
entity provides the Series B holder with the opportunity or ability to freely transfer its interest without restriction). Should BURST! elect not to repurchase the units, the Series B members may sell the interest to a third party. BURST!, however, is under no obligation to purchase the units.

   The purchase agreement also provides for certain registration rights in the event of an IPO.

   Series B economic and participating units are entitled to the same economic and participation rights as the Series A. In addition, the Series B members are entitled to be notified in the event that BURST! enters into an agreement to sell economic or participation units in a private sale. The Series B members shall have no less than two weeks to make a counter proposal to BURST! for the purchase of such units. BURST! may accept or reject such counter proposal by a vote of the members. The purchase agreement also provides the Series B members the option to maintain their percentage economic and participating interest.

   Option Agreement--On August 8, 1997, BURST! granted to an employee the option to purchase 2% of BURST! before any future dilution. The option vests over a period of three years. The exercise price of the option is $100. Under the provisions of APB Opinion No. 25, BURST! has recorded noncash compensation expense of $16,540, $49,621 and $49,621 for the years ended December 31, 1997, 1998 and 1999, respectively.

   Option Plan--On July 9, 1999, BURST! committed itself to grant to its employees 65,000 options to purchase shares of stock upon BURST!'s conversion of BURST! to a C Corporation and the execution of an underwriting agreement with respect to an IPO of the stock. Of the options granted, 50% will become exercisable upon the closing of an IPO and the remaining 50% upon the first anniversary of the closing of an IPO. The exercise price of the options will range from 30-80% of the IPO price. During 1999, subsequent to the date of the commitment, 6,000 options were forfeited by certain employees who terminated their employment with BURST!.

   SFAS No. 123 requires the disclosure of pro forma net income had BURST! adopted the fair value method of valuing its options. Under SFAS No. 123, the fair value of the stock-based award to its employees is calculated through the use of option pricing models. For purposes of determining the disclosure required by SFAS No. 123, the Black-Scholes option pricing model was used with the following assumptions: expected life, five years; risk-free rate of return, 5.5%; and no dividends. If the computed fair values of the 1997 award had been amortized to expense over the vesting period, proforma net loss would not have been significantly different from that reported.

5. Related-Party Transactions

   At December 31, 1998, BURST! had $90,000 due from members. During 1999, these amounts were forgiven, and as such, recorded as a compensatory noncash distribution to the respective members' capital accounts.

   From January 1, 1997 through May 31, 1999, BURST! was headquartered at a building that was owned by a related party. There was no rent paid during this period. However, BURST! has recognized the fair value of the donated space as rent expense in the amounts of $10,000, $30,000 and $12,500 for the years ended December 31, 1997, 1998 and 1999, respectively.

   A member of BURST! owns and operates one of the BURST! Media, LLC network web sites. BURST! made payments to this web site for impressions delivered on the site of $58,241, $24,589 and $23,951 for the years ended December 31, 1997, 1998 and 1999, respectively. Included in due to web sites are amounts due to this site of $4,653 and $10,392 at December 31, 1998 and 1999, respectively. This member-owned web site is

                               BURST! MEDIA, LLC
also an advertiser with BURST!. BURST! recognized revenue from the member-owned web site of $1,828 and $3,129 in 1998 and 1999, respectively. There was no revenue recognized in 1997 from this web site. BURST! is also temporarily providing office space and equipment to the publisher of this web site at a fee that amounted to $6,219 in 1999.

   Two nonmember employees, who terminated their employment during 1999, own web sites that are part of the BURST! network.

6. Retirement Plan

   On January 1, 1999, BURST! established a retirement plan under the provisions of Section 401(k) of the Internal Revenue Code. The plan allows participation by all employees who have met certain eligibility requirements (must be 21 years of age and have completed six months of service). The plan allows for BURST! to match, at its discretion, 25% of employee contributions up to 4%. Employer contributions vest over a six-year period. In addition, the plan allows for a profit-sharing contribution at the discretion of the board of directors. For the year ended December 31, 1999, BURST! made matching contributions of $5,461 for plan participants.

7. Subsequent Events

 Sale of Membership Interest

   Subsequent to year end, on January 31, 2000, BURST! sold 2,519,580 shares of Series C participating and economic units, to Summit Ventures V, L.P. and its affiliates for $15,000,000.

   In connection with the sale of the membership interest, BURST! amended and restated its Amended and Restated Operating Agreement. Under the agreement, all members are restricted as to the sale or transfer of member units.

   The Series C economic and participating units have the same economic, participation and voting rights as the Series A and B units. The Series C members are entitled to two members on the board of managers of BURST!, a member on the compensation committee and a member on the audit committee. The Series C units also entitle the holder to certain dilution protection in the event of a private sale.

   Distributions--The Series C members have preference and are entitled to a special distribution should there be a liquidity event (sale of substantially all assets of BURST!, an IPO, dissolution or a change in control). The amount of the special distribution shall be $15,000,000 plus a return of 4.5% compounded annually subject to an Applicable Percentage as defined. The Applicable Percentage shall be:

       (i) In connection with an IPO in which BURST!'s pre-IPO equity valuation is equal to or below $145,000,000 and/or in which BURST! raises less than $30,000,000, or another Liquidity Event when the gross equity value of BURST! at the time of such Liquidity Event is equal to or less than $145,000,000, then the Applicable Percentage shall be 100%.

       (ii) In connection with an IPO in which BURST!'s pre-IPO equity valuation is equal to or greater than $145,000,000 and less than $216,000,000 and in which BURST! raises at least $30,000,000, or another Liquidity Event when the gross equity value of BURST! at the time of such Liquidity Event is equal to or greater than $145,000,000 and less than $216,000,000 then the Applicable Percentage shall decrease linearly from 100% in the event such equity valuations equal $145,000,000 to 0% in the event such equity valuations equal $216,000,000.

                               BURST! MEDIA, LLC

       (iii) In connection with an IPO in which BURST!'s pre-IPO equity valuation is equal to or greater than $216,000,000 and in which BURST! raises at least $30,000,000, or another Liquidity Event when the gross equity value of BURST! at the time of such Liquidity Event is equal to or greater than $216,000,000, then the Applicable Percentage shall be 0%.

   Registration rights--The Series C members have demand and piggyback registration rights subject to certain exceptions as to demand registration. Upon the closing of an IPO of BURST!'s stock, the Series C members also have the right to request that BURST!, concurrently with the closing of the IPO, convert BURST! into a C corporation.

   Redemption--In connection with the sale of the Series C units, BURST! also entered into a redemption agreement with the Series C members. The Redemption Agreement provides the Series C members with the option to require BURST! to repurchase the Series C units on January 31, 2005 should there not be a Liquidity Event, as defined, prior to January 31, 2005. The price to be paid by BURST! shall be the greater of the original cost of the units or the fair market value at the time of redemption.

   After the IPO, the members no longer retain certain rights granted to them as part of the Company's Amended and Restated Operating Agreement.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                       Shares

                           [BURST! Media, Inc. Logo]

                               ----------------

                                   Prospectus

                                       , 2000

                               ----------------

                         Banc of America Securities LLC

                          First Union Securities, Inc.

                        Raymond James & Associates, Inc.

   Until     , 2000 all dealers that buy, sell or trade the common stock may be required to deliver a prospectus, regardless of whether they are participating in the offering. This is in addition to the dealers obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

   The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

   SEC Registration Fee............................................... $ 13,200
   NASD Filing Fee.................................................... $  5,500
   Nasdaq National Market Listing Fee................................. $      *
   Blue Sky Fees and Expenses......................................... $      *
   Legal Fees and Expenses............................................ $      *
   Accounting Fees and Expenses....................................... $      *
   Registrar and Transfer Agent Fees.................................. $      *
   Printing and Engraving Expenses.................................... $      *
   Miscellaneous...................................................... $      *
                                                                       --------
     Total............................................................ $      *
                                                                       ========

--------
   * To be filed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

   Under Section 145 of the General Corporation Law of the State of Delaware, we have broad powers to indemnify our directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended. Our bylaws (Exhibit 3.2 hereto) also provide for mandatory indemnification of our directors and executive officers, and permissive indemnification of our employees and agents, to the fullest extent permissible under Delaware law.

   Our certificate of incorporation (Exhibit 3.1 hereto) provides that the liability of our directors for monetary damages shall be eliminated to the fullest extent permissible under Delaware law. Pursuant to Delaware law, this includes elimination of liability for monetary damages for breach of the directors' fiduciary duty of care to us and our stockholders. These provisions do not eliminate the directors' duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to us, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

   We intend to obtain in conjunction with the effectiveness of this Registration Statement, a policy of directors' and officers' liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

   The Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification of the underwriters, their officers and directors by us for certain liabilities arising under the Securities Act or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

   On March 13, 2000, our West Coast Sales Manager exercised her option to purchase 86,372 Series A units of BURST! Media, LLC's limited liability company interest for $200.00.

   On January 31, 2000, Summit Ventures V, L.P. and its affiliates invested $15.0 million in our Series C limited liability company interests.

   The sale and issuance of securities of the above described transactions were exempt from registration under the Securities Act in reliance on Section 4(2) thereof or Rule 701 promulgated thereunder. No underwriters were employed in either transaction.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

   (a) Exhibits

   The following exhibits are filed herewith unless otherwise indicated:

     Exhibit
     Number                             Description
     -------                            -----------
      1.1*   Form of Underwriting Agreement
      2.1*   Reorganization Agreement dated as of    , 2000, among BURST!
              Media, LLC and BURST! Media, Inc.
      3.1*   Certificate of Incorporation of BURST! Media, Inc.
      3.2*   Bylaws of BURST! Media, Inc.
      5.1*   Opinion of Arent Fox Kintner Plotkin & Kahn, PLLC
     10.1*   Sub-lease and Lease, dated    , between     and BURST! Media, LLC
              for office space in Burlington, Massachusetts
     10.2*   Sub-lease and Lease, dated    , between     and BURST! Media, LLC
              for office space in Burlington, Massachusetts
     10.3*   BURST! Media, Inc. 2000 Employee Stock Option Plan
     23.1    Consent of Deloitte & Touche LLP
     24.1    Powers of Attorney (included on the signature pages to this
              Registration Statement)
     27.1    Financial Data Schedule

--------
*  To be filed by amendment.

   (b) Financial Statement Schedules

   Schedule II -- Valuation and Qualifying Accounts.

ITEM 17. UNDERTAKINGS.

   (a) The undersigned registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

   (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   (c) The undersigned registrant hereby undertakes that:

     (1) For purposes of determining the liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

      (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Burlington, Massachusetts on March 23, 2000.

                                          BURST! MEDIA, LLC

                                                /s/ G. Jarvis Coffin III
                                          By: _________________________________
                                                    G. Jarvis Coffin III
                                               President and Chief Executive
                                                          Officer

                               POWER OF ATTORNEY

   KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints G. Jarvis Coffin III and William E. B. Davlin, each and individually, his or her attorneys-in-fact, with full power of substitution and resubstitution, for him or her in any and all capacities, to sign any or all amendments or post-effective amendments to this Registration Statement or any Registration Statement for the same offering that is effective upon filing pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same with exhibits thereto and other documents in connection therewith or in connection with the registration of Common Stock under the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission, granting unto each of such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary in connection with such matters and hereby ratifying and confirming all that each such attorney-in-fact, or his agent or substitutes, may do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

              Signature                          Title                   Date
              ---------                          -----                   ----

     /s/ G. Jarvis Coffin III          President and Chief          March 23, 2000
______________________________________  Executive Officer and
         G. Jarvis Coffin III           Director

     /s/ William E. B. Davlin          Chief Financial Officer      March 23, 2000
______________________________________  and Director
         William E. B. Davlin           (principal financial and
                                        accounting officer)

       /s/ Robert C. Hanna             Senior Vice President of     March 23, 2000
______________________________________  Sales and Director
           Robert C. Hanna

        /s/ David E. Stein             Senior Vice President of     March 23, 2000
______________________________________  Technology and Director_
            David E. Stein

                                       Director                            , 2000
______________________________________
            Ralph C. Guild

      /s/ Thomas S. Roberts            Director                     March 23, 2000
______________________________________
          Thomas S. Roberts

       /s/ John R. Carroll             Director                     March 23, 2000
______________________________________
           John R. Carroll

                                                                     SCHEDULE II

                               BURST! MEDIA, LLC
                       VALUATION AND QUALIFYING ACCOUNTS

                                               Additions
                                   Balance at  Charged to            Balance at
                                  Beginning of Costs and               End of
           Description               Period     Expenses  Deductions   Period
           -----------            ------------ ---------- ---------- ----------
1999:
 Allowances deducted from
  accounts receivable:
  Allowance for doubtful
   accounts......................     $--       $229,000   $(4,000)   $225,000
                                      ----      --------   -------    --------
    Total........................     $--       $229,000   $(4,000)   $225,000
                                      ====      ========   =======    ========
1998:
 Allowances deducted from
  accounts receivable:
  Allowance for doubtful
   accounts......................     $--       $    --    $   --     $    --
                                      ----      --------   -------    --------
    Total........................     $--       $    --    $   --     $    --
                                      ====      ========   =======    ========
1997:
 Allowances deducted from
  accounts receivable:
  Allowance for doubtful
   accounts......................     $--       $    --    $   --     $    --
                                      ----      --------   -------    --------
    Total........................     $--       $    --    $   --     $    --
                                      ====      ========   =======    ========

                                 EXHIBIT INDEX

 Exhibit
 Number  Description
 ------- -----------
   1.1*  Form of Underwriting Agreement
   2.1*  Reorganization Agreement dated as of    , 2000, among BURST! Media,
          LLC and BURST! Media, Inc.
   3.1*  Certificate of Incorporation of BURST! Media, Inc.
   3.2*  Bylaws of BURST! Media, Inc.
   5.1*  Opinion of Arent Fox Kintner Plotkin & Kahn, PLLC
  10.1*  Sub-lease and Lease, dated    , between     and BURST! Media, LLC for
          office space in Burlington, Massachusetts
  10.2*  Sub-lease and Lease, dated    , between     and BURST! Media, LLC for
          office space in Burlington, Massachusetts
  10.3*  BURST! Media, Inc. 2000 Employee Stock Option Plan
  23.1   Consent of Deloitte & Touche LLP
  24.1   Powers of Attorney (included on the signature pages to this
          Registration Statement)
  27.1   Financial Data Schedule

--------
   * To be filed by amendment.